                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-86889

                                      LOGO

                                3,500,000 SHARES

                                  COMMON STOCK

     OnDisplay, Inc. is offering 3,500,000 shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "ONDS".

                            ------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                            ------------------------

                                                              PER SHARE         TOTAL
                                                              ---------      -----------
Public Offering Price.......................................   $28.00        $98,000,000
Underwriting Discounts and Commissions......................   $ 1.96        $ 6,860,000
Proceeds to OnDisplay, Inc..................................   $26.04        $91,140,000

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     OnDisplay has granted the underwriters a 30-day option to purchase up to an additional 525,000 shares of its common stock to cover over-allotments.

                            ------------------------

ROBERTSON STEPHENS                                     DEUTSCHE BANC ALEX. BROWN
                                    SG COWEN

                The date of this prospectus is December 17, 1999

                                   ONDISPLAY
                                    GRAPHICS

FRONT COVER:
     FOLD: table of contents
     INSIDE FOLD: as follows:

Written in bold at the top of the diagram/graphic:

AUTOMATING THE E-BUSINESS COMMUNITY

The diagram is as follows:

Two rectangular computer servers are centered on the page back to back with a line connecting the two servers and with arrows pointing to each other: the left computer server has: E-BUSINESS PORTAL written above the graphic: The right computer server has: E-MARKETPLACE written below the graphic.

From the E-BUSINESS PORTAL computer server = five lines lead to four smaller servers and a circle and are as follows from top to bottom in a crescent shape:

1(st) is a computer server which has the word: DISTRIBUTOR written to the left of the server. The server is connected to a circle with the words: INTERNAL SYSTEMS above the circle.

2(nd) is a computer server which has the word: SUPPLIER written to the left of the server. The server is connected to a circle with the words: INTERNAL SYSTEMS to the left of the circle.

3(rd) is a computer server which has the word: BUYER written below the computer server.

4(th) is a circle with the words: INTERNAL SYSTEMS written below the computer server.

5(th) is a computer server with the word: E-MARKETPLACE written below the computer server.

From the E-MARKETPLACE computer server = four arrows six lines lead to six smaller computer servers and are as follows from top to bottom in a crescent shape:

1(st) is a computer server which has the word: BUYER written to the left of the server.

2(nd) is a computer server which has the word: SUPPLIER written above the server. The server is connected to a circle with the words: INTERNAL SYSTEMS above the circle.

3(rd) is a computer server which has the word: BUYER written to the right of the computer server. The server is connected to a circle with the words: INTERNAL SYSTEMS below the circle.

4(th) is a computer server which has the word: BUYER written to the right of the computer server.

5(th) is a computer server which has the words: E-BUSINESS PORTAL written to the right of the server.

6(th) is a computer server which has the words: E-BUSINESS PORTAL written to the right of the server.

Above the left side of the diagram will read as follows:

OnDisplay's CenterStage(R) product suite enables e-business portals and e-marketplaces to exchange information and services automatically and seamlessly. Using CenterStage, e-business companies in both business-to-business and business-to-consumer markets can:

     - Reduce their time-to-market for delivery of rich, relevant information and services.

     - Engage and retain customers.

     - Rapidly integrate with suppliers, distributors, customers and e-marketplaces.

     - Scale their e-businesses to accommodate increasing numbers of users.

                                   ONDISPLAY
                                    GRAPHICS

Below the right side of the diagram will read as follows:

OnDisplay's CenterStage product suite enables e-business portals and e-marketplaces to:

     - Aggregate rich, relevant information and services for diverse communities of suppliers, distributors and customers.

     - Integrate e-business applications with internal systems.

     - Personalize information of interest to customers.

     - Exchange complex business transactions with suppliers, distributors and customers.

     - Share customized information with customers and distributors dynamically.

OUTSIDE BACK COVER:

Centered on the back cover page is the OnDisplay logo with the address written to the left of the logo:

     12667 Alcosta Blvd.
     Suite 300
     San Ramon, CA 94583

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK. IN THIS PROSPECTUS, REFERENCES TO "ONDISPLAY," "WE," "US" AND "OUR" REFER TO ONDISPLAY, INC.
                           -------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    3
Risk Factors................................................    6
Concurrent Private Sale of Common Stock.....................   15
Use of Proceeds.............................................   15
Dividend Policy.............................................   15
Capitalization..............................................   16
Dilution....................................................   17
Selected Financial Data.....................................   18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   20
Business....................................................   30
Management..................................................   43
Certain Transactions........................................   52
Principal Stockholders......................................   54
Description of Capital Stock................................   56
Shares Eligible For Future Sale.............................   59
Underwriting and Plan of Distribution.......................   61
Legal Matters...............................................   63
Experts.....................................................   63
Where You Can Find Additional Information...................   64
Index to Financial Statements...............................  F-1

                           -------------------------

     CenterStage(R) and the OnDisplay(R) name and logo and the names of products and services offered by us (including those referred to in "Business") are trademarks, registered trademarks, service marks or registered service marks of OnDisplay. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                                    SUMMARY

     Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus, especially "Risk Factors" and the Financial Statements and notes to those statements appearing elsewhere in this prospectus, before deciding to invest in our common stock. Except as described in the financial statements or as otherwise specified in this prospectus, all information in this prospectus: (1) assumes no exercise of the underwriters' over-allotment option; and (2) reflects the conversion of all of our outstanding preferred stock into common stock upon the effectiveness of the registration statement related to this offering.

     We offer a comprehensive suite of software applications that enable companies to rapidly deploy and easily manage e-business portals and e-marketplaces.

     Companies in industries around the world face the strategic imperative to become electronic commerce, or e-commerce, companies by augmenting or even replacing their traditional supply chain, distribution and customer-service channels with Internet-based channels. These companies seek to build new revenue streams and gain a competitive advantage. In particular, many companies are beginning to participate in two complementary Internet channels: e-business portals and e-marketplaces. An e-business portal is a destination Web site where companies create value-added relationships with their suppliers, distributors and customers by offering a comprehensive set of relevant information and services. An e-marketplace is a Web site that functions as a centralized trading market by efficiently managing transactions and services among multiple buyers and sellers. According to Forrester Research, the volume of business-to-business e-commerce transacted through e-business portals, e-marketplaces and other e-business offerings will grow from $43 billion in 1999 to $1.3 trillion in 2003.

     Companies that deploy e-business portals and e-marketplaces must be able to manage a broad range of dynamic information provided by and delivered to a large number of diverse market participants, or trading partners, and do so faster than their competitors. In addition, the business relationships made possible by e-business portals and e-marketplaces must be adaptable to accommodate rapid change. Given the technical complexity of meeting these requirements, companies face significant technical challenges in building robust e-business portals and e-marketplace infrastructures that can take advantage of the opportunities created by the Internet.

     Our CenterStage product suite addresses the unique challenges faced by companies deploying e-business portals and e-marketplaces for both business-to-business and business-to-consumer e-commerce. Our infrastructure solutions allow both business-to-business and business-to-consumer e-commerce companies to rapidly automate and continuously manage the flow of information and transactional data among their suppliers, distributors, customers and other trading partners. Our CenterStage product suite includes:

     - CENTERSTAGE ECONTENT, which enables the rapid gathering and preparation of disparate information for e-business portals and e-marketplaces;

     - CENTERSTAGE EBIZXCHANGE, which facilitates the rapid and transparent exchange of information needed for business transactions among market participants;

     - CENTERSTAGE EINTEGRATE, which links e-business portal or e-marketplace applications to internal systems including enterprise resource planning applications;

     - CENTERSTAGE ENOTIFY, which allows e-businesses to offer customer-requested updates, or alerts, via e-mail or pager, to build long-lasting customer relationships; and

     - CENTERSTAGE ESYNDICATE, which enables our customers to offer their trading partners select information from their e-business portals and e-marketplaces on a schedule specified by each participant.

     We market our CenterStage products and related services primarily through a direct sales organization which focuses on both recently formed companies that are creating e-business portals and e-marketplaces as well as larger corporate customers that are building or improving their Web presence. Our e-business portal and e-marketplace customers include Aspect Development, ClubComputer.com, FASTXchange, Harbinger Corporation, Moore North America Ltd., PurchasePro.com, TRIP.com, Travelocity.com and W.W. Grainger, Inc.

     Our objective is to become the leading provider of comprehensive e-business infrastructure solutions that enable the creation of e-business portals and e-marketplaces. There are several key elements in our strategy to achieve this objective. First, we will target customers in the large and rapidly growing e-business portal and e-marketplace markets, including both traditional "bricks-and-mortar" and Internet-only businesses. We believe that as these companies implement our solutions, participants in their e-business transactions experience the benefits that our products deliver, which creates a powerful network effect to drive more rapid product recognition and adoption. Our strategy also depends on continuing our technological innovation with additional e-business infrastructure solutions, growing our network of relationships with industry-leading technology companies, and establishing an international field sales, marketing and services organization. There are numerous obstacles related to our ability to execute the key elements of our strategy. See "Risk Factors."

CORPORATE INFORMATION

     OnDisplay, Inc. was incorporated in Delaware in August 1996. Our principal executive offices are located at 12667 Alcosta Boulevard, Suite 300, San Ramon, California 94583. Our telephone number at this location is (925) 355-3200. Our corporate Internet address is www.ondisplay.com. The information contained on our Web site is not a part of this prospectus.

                            ------------------------

                                  THE OFFERING

Common stock to be offered by OnDisplay.....    3,500,000 shares

Common stock outstanding after the
offering....................................    19,197,719 shares

Use of proceeds.............................    General corporate purposes.

Nasdaq National Market Symbol...............    ONDS

     The number of shares of common stock to be outstanding after this offering is based on 15,397,719 shares outstanding at September 30, 1999, and includes 300,000 shares that are proposed to be sold in a concurrent private offering. See "Concurrent Private Sale of Common Stock". It excludes 2,099,990 shares of common stock issuable upon exercise of stock options then outstanding and 18,834 shares of common stock available for future grant under our stock option plan plus annual increases in the number of shares authorized to be issued under the plan beginning in 2001. Between September 30, 1999 and December 14, 1999, we increased the number of shares under our stock option plan by 1,500,000 and granted additional options to purchase a total of 1,482,464 shares. We will record additional deferred stock-based compensation of approximately $23.0 million in the fourth quarter of 1999. In connection with options granted prior to September 30, 1999, we recorded a total of $10.5 million of deferred stock-based compensation.

                             SUMMARY FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The following table provides a summary of our statement of operations data. For a more detailed explanation of these financial data, see "Selected Financial Data" and our financial statements located elsewhere in the prospectus.

                                    PERIOD FROM                YEAR ENDED              NINE MONTHS ENDED
                                  AUGUST 14, 1996             DECEMBER 31,               SEPTEMBER 30,
                               (DATE OF INCEPTION) TO   ------------------------   -------------------------
                                 DECEMBER 31, 1996         1997         1998          1998          1999
                               ----------------------   ----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA
License revenues.............        $       --         $      265   $     2,229   $    1,568    $     4,018
Service revenues.............                --                 --         1,114          652          2,550
                                     ----------         ----------   -----------   ----------    -----------
          Total revenues.....        $       --         $      265   $     3,343   $    2,220    $     6,568
                                     ----------         ----------   -----------   ----------    -----------
Loss from operations.........              (617)            (5,689)       (8,479)      (5,924)        (9,257)
Net loss.....................              (572)            (5,534)       (8,348)      (5,841)        (9,267)
Net loss per share -- basic
  and diluted................        $    (0.17)        $    (1.62)  $     (2.34)  $    (1.66)   $     (2.34)
                                     ==========         ==========   ===========   ==========    ===========
Shares used in per share
  calculation -- basic and
  diluted....................         3,400,000          3,410,313     3,572,353    3,517,022      3,966,598
                                     ==========         ==========   ===========   ==========    ===========
Pro forma net loss per
  share -- basic and
  diluted....................                                        $     (0.75)                $     (0.70)
                                                                     ===========                 ===========
Shares used in pro forma net
  loss per share -- basic and
  diluted....................                                         11,174,494                  13,182,268
                                                                     ===========                 ===========

     The following table provides a summary of our balance sheet as of September 30, 1999. The pro forma column gives effect to the conversion of all outstanding shares of preferred stock into 10,615,293 shares of common stock and the pro forma as adjusted column reflects the net proceeds from the sale of 3,500,000 shares of common stock in this offering by OnDisplay, Inc. at an initial public offering price of $28.00 per share, after deducting the estimated underwriting discount and offering expenses payable by OnDisplay, Inc. See "Use of Proceeds" and "Capitalization."

                                                                     SEPTEMBER 30, 1999
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
                                                                              (UNAUDITED)
BALANCE SHEET DATA
Cash and cash equivalents.................................  $ 15,913    $ 15,913      $106,053
Working capital...........................................    15,184      15,184       105,324
Total assets..............................................    21,979      21,979       114,119
Long-term debt, net of current portion....................     2,299       2,299         2,299
Mandatorily redeemable convertible preferred stock........    35,392          --            --
Accumulated deficit.......................................   (23,721)    (23,721)      (23,721)
Total stockholders' equity (deficit)......................   (21,130)     14,262       104,402

                                  RISK FACTORS

     You should consider the risks described below before making an investment decision. Our business, operating results or financial condition could be materially adversely affected by any of the following risks. The market price of our common stock could decline due to any of such risks, and you might lose all or part of your investment.

WE HAVE A HISTORY OF LOSSES AND EXPECT LOSSES IN THE FUTURE. IF WE DO NOT ACHIEVE OR SUSTAIN PROFITABILITY IN THE FUTURE, OUR VIABILITY WILL BE IN DOUBT AND OUR STOCK PRICE WILL DECLINE.

     We were incorporated in August 1996 and first recognized revenues in the fourth quarter of 1997. As of September 30, 1999, we had an accumulated deficit of approximately $23.7 million. To date, we have not had a profitable quarter and do not expect to have a profitable quarter in 2000. If we do achieve profitability, we cannot be certain that we can sustain profitability in the future. To date, we have funded our operations from the sale of equity securities and have not generated cash from operations. We expect to continue to incur significant costs developing and introducing enhancements to our suite of e-business infrastructure applications and related services and expanding our direct sales and marketing activities, leading to losses at least through 2002. Included in our expenses will be stock-based compensation as a result of stock options granted through December 15, 1999, of $2.1 million for the three months ended December 31, 1999, and $15.4 million in 2000, $8.0 million in 2001, $4.2 million in 2002 and $1.6 million in 2003. These losses could impede our ability to compete effectively by creating doubt among our potential customers as to our long-term viability, and cause a decrease in the market price of our common stock. Although our revenues have grown in recent quarters, we do not believe that we can sustain these growth rates, or that these growth rates are indicative of future revenue growth rates. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR QUARTERLY OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT AND IF WE FAIL TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECREASE SIGNIFICANTLY.

     Our quarterly operating results have varied in the past and may vary significantly in the future. Because our business is evolving rapidly and we have a limited operating history, we have little experience in forecasting our revenues. Since our operating results are volatile and difficult to predict, we believe that period-to-period comparisons of our operating results are not a reliable indication of our future performance. Our future quarterly operating results may be below the expectations of public market analysts and investors. In this event, the market price of our common stock may decrease significantly. Our future quarterly operating results may vary for several reasons, including the numerous risk factors discussed below.

     In the past, we have recognized a substantial portion of our revenues in the last few days of a quarter, which is typical of many companies in the software industry, and we believe is primarily due to the budgetary cycles of and the timing of purchasing decisions by our customers. Accordingly, we cannot accurately predict our financial results for any quarter until very late in that quarter. In addition, we derive a significant portion of our revenues in each quarter from a small number of large orders. A delay in completing an anticipated sale near the end of a quarter can seriously harm our net operating results for that quarter.

     Our expense levels are relatively fixed in the short term and are based, in part, on our expected future revenues. Our inability to adjust spending in a timely manner to compensate for any unexpected revenue shortfall could accentuate the negative effect on our quarterly results.

OUR REVENUES DEPEND ON A SINGLE PRODUCT LINE, OUR CENTERSTAGE PRODUCT SUITE, WHICH IS IN AN EARLY STAGE OF COMMERCIALIZATION.

     Most of our revenues in 1998 and in the nine months ended September 30, 1999, were derived from software licenses and service fees from one suite of products, CenterStage, which until recently has consisted of CenterStage eContent and CenterStage eIntegrate. We have recently introduced three new products to our CenterStage product suite, CenterStage eNotify, CenterStage eBizXchange and CenterStage eSyndicate. We expect that the CenterStage suite of products will continue to account for the substantial majority of our total revenues for at least the next several quarters.

     Our products are at an early stage of commercialization, particularly our three new products. Therefore, the level of market acceptance they will attain is difficult to forecast. Market acceptance could be seriously impeded in the following circumstances:

     - broad standards for conducting e-business emerge and become widely adopted, thus reducing the need for our infrastructure products;

     - information services departments of potential customers choose instead to create their e-business portals and e-marketplaces internally or use third-party professional developers to create and maintain their sites;

     - competitors develop products, technologies or capabilities that render our CenterStage products and related services obsolete or noncompetitive or that shorten the life cycles of these products and services;

     - our CenterStage products do not meet customer performance needs or fail to remain free of significant software defects or bugs; or

     - we are unable to recruit and retain the additional sales personnel needed to effectively market our CenterStage products.

     Furthermore, to remain competitive, software products like ours typically require frequent updates that add new features. There can be no assurance that we will succeed in creating and selling updated or new versions of our CenterStage products. A decline in demand for, or in the average selling price of, our CenterStage products would have a direct negative effect on our primary source of revenues and could cause our stock price to fall.

THE MARKET FOR E-BUSINESS PORTALS AND E-MARKETPLACES IS NEW AND EMERGING AND IF IT DOES NOT GROW AS RAPIDLY AS WE ANTICIPATE OR FAILS TO EMERGE AT ALL, OUR PLANNED GROWTH AND FINANCIAL OBJECTIVES WILL NOT BE MET.

     Our success is dependent on the emergence of the market for e-business portals and e-marketplaces. We are planning to dedicate all of our sales, marketing and product development efforts toward e-business portals and e-marketplaces. If these markets do not develop as rapidly as we expect, our planned growth and financial objectives will not be met. A number of factors could prevent or hinder the emergence of these markets, including the following:

     - the unwillingness of customers to change their traditional method of conducting commerce;

     - the failure of the Internet network infrastructure to keep pace with substantial growth; and

     - adverse publicity and consumer concern about the security of electronic commerce transactions.

OUR CENTERSTAGE PRODUCTS HAVE LONG AND VARIABLE SALES CYCLES; IT IS THEREFORE DIFFICULT TO PREDICT THE TIMING OF INDIVIDUAL ORDERS AND MATCH REVENUES WITH OPERATING EXPENSES, WHICH ARE RELATIVELY FIXED IN THE SHORT TERM.

     Variations in the length of our sales cycles could cause our revenues to fluctuate widely from period to period. Because our operating expenses are relatively fixed over the short term, these revenue fluctuations could have an accentuated effect on our net operating results in some future periods. To date, the average sales cycle for our CenterStage products has been three to six months and has required pre-purchase evaluation by a significant number of decision makers, including senior management. Our sales cycles can be much longer for larger opportunities with new customers. Since a number of factors influence the sales process, the period between our initial contact with a new customer and the time we recognize revenues from that customer varies widely. We spend significant time educating and providing information to our prospective customers regarding the use and benefits of our CenterStage products. Even after purchase, our customers tend to deploy our solution slowly and deliberately. Deployment schedules depend on the specific technical capabilities of each customer, the size of the deployment, the complexity of each customer's network environment, and the quantity of hardware and the degree of hardware configuration required.

WE FACE COMPETITION PRIMARILY FROM COMPANIES DEVELOPING THEIR OWN INTERNAL E-BUSINESS INFRASTRUCTURE SYSTEMS AND OTHER PROVIDERS OF E-BUSINESS INFRASTRUCTURE SOLUTIONS, AND IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, WE WILL NOT ACHIEVE OUR FINANCIAL OBJECTIVES.

     The market for e-business infrastructure applications and services is intensely competitive, evolving and susceptible to rapid technological change. We expect the intensity of our competition to increase in the future. Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we have. In addition, many of our competitors have well-established relationships with current and potential customers of ours, have extensive knowledge of our industry and are capable of offering alternative solutions. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products and services than we can. In addition, many of our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties that may improve their ability to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could negatively impact our ability to sell our products at the price levels required to support our continuing operations. See "Business -- Competition" for a discussion of our current and potential competitors.

WE NEED TO EXPAND OUR DIRECT SALES OPERATIONS IF WE ARE TO INCREASE MARKET AWARENESS OF AND REVENUES DERIVED FROM OUR CENTERSTAGE PRODUCTS AND RELATED SERVICES.

     If we fail to expand our direct sales capabilities as we have planned, our prospects for revenue growth will be diminished. Our CenterStage products and related services require a sophisticated sales effort targeted at senior management of our prospective customers. We have recently expanded our direct sales force and plan to hire additional sales personnel. Competition for qualified sales personnel is intense in each of the locations we plan to expand, and we might not be able to hire and retain the type and number of sales personnel we are targeting. New hires will require extensive training and typically take several months to achieve productivity. We cannot be certain that our recent hires will be as productive as necessary.

OUR OPERATIONS AND GROWTH PROSPECTS MAY BE SIGNIFICANTLY IMPEDED IF WE ARE UNABLE TO RETAIN OUR KEY PERSONNEL OR ATTRACT ADDITIONAL KEY PERSONNEL, PARTICULARLY SINCE EXPERIENCED PERSONNEL AND NEW SKILLED PERSONNEL ARE IN SHORT SUPPLY.

     Competition for key personnel is intense, particularly in the San Francisco Bay Area, where our headquarters is located. We have experienced difficulties attracting, hiring, training and retaining new personnel in the past, and our key personnel, including members of our management team, may terminate their employment with us or decide to work for one of our competitors at any time for any reason. Currently, we are particularly dependent upon the services of our founder and Chief Executive Officer,

Mark Pine, and founder and Chief Technical Officer, Trung Dung. The loss of Mr. Pine's or Mr. Dung's services would materially impede the operation and growth of our business. We do not maintain key person life insurance for any of our personnel.

IF WE FAIL TO SUCCESSFULLY MANAGE OUR PLANNED EXPANSION OF OPERATIONS, OUR GROWTH PROSPECTS WILL BE DIMINISHED AND OUR OPERATING EXPENSES COULD EXCEED BUDGETED AMOUNTS.

     Our ability to offer our CenterStage products and related services in a quickly evolving market requires an effective planning and management process. We have expanded our operations rapidly since inception, and we intend to continue to expand them in the foreseeable future. This rapid growth places significant demand on our managerial and operational resources and our internal training capabilities. In addition, we have recently hired a significant number of employees and plan to further increase our total headcount. We also plan to expand the geographic scope of our operations, both domestically and internationally. This expansion will continue to substantially burden our management team. To manage growth effectively, we must:

     - implement and improve our operational, financial and other systems, procedures and controls on a timely basis;

     - expand, train and manage our workforce, particularly our sales and marketing and support organizations; and

     - identify and move into suitable office space to expand our facilities.

     We cannot be certain that our systems, procedures or controls will be adequate to support our current or future operations or that our management will be able to manage expansion and still achieve the rapid execution necessary to meet our growth expectations. Failure to manage our growth effectively could diminish our growth prospects and could result in lost opportunities as well as operating expenses exceeding the amount budgeted.

IF WE FAIL TO ADEQUATELY RESPOND TO RAPID TECHNOLOGICAL CHANGES, OUR EXISTING PRODUCTS WILL BECOME OBSOLETE OR UNMARKETABLE.

     New approaches to gather, exchange, integrate, personalize and syndicate information over the Internet based on new technologies and industry standards could render our CenterStage products obsolete and unmarketable. We believe that to succeed we must enhance our CenterStage products, develop new products on a timely basis to keep pace with technological developments and satisfy the increasingly sophisticated requirements of our customers. Therefore, we cannot be certain that we will successfully respond to technological change, evolving industry standards or customer requirements. If we are unable to adequately respond to these changes, our revenues and market share could rapidly decline. In connection with the introduction of new products and enhancements, we have experienced development delays and related cost overruns, which are not unusual in the software industry. We could encounter these problems or more serious delays in the future. Any delays in developing and releasing new products or enhancements to our CenterStage products could result in:

     - customer dissatisfaction;

     - cancellation of orders and license agreements;

     - negative publicity;

     - loss of revenues;

     - slower market acceptance; and

     - legal action by customers against us.

     Our CenterStage products are designed to work on a variety of hardware and software platforms used by our customers. However, these products may not operate well with future versions of hardware and software platforms, programming languages, database environments, accounting and other systems that our customers use. We must constantly modify and improve our technology to keep pace with changes made to these platforms and to operational applications and other Internet-related applications. This may result in uncertainty relating to the timing and nature of new product announcements, introductions or modifications, which may harm our business. If we fail to modify or improve our CenterStage products in response to evolving industry standards, they could rapidly become obsolete or unmarketable, which would have a direct negative effect on our revenues.

IF OUR CENTERSTAGE PRODUCTS CONTAIN ERRORS, OUR REVENUES AND NET OPERATING RESULTS WILL BE NEGATIVELY IMPACTED AND OUR REPUTATION AND THE MARKET ACCEPTANCE OF THESE PRODUCTS WILL BE JEOPARDIZED.

     Our e-business infrastructure applications are complex and may contain undetected errors or result in system failures, especially when first introduced or when new versions or enhancements are released. Despite extensive testing, errors could occur in any of our current or future product offerings after commencement of commercial shipments. We have discovered software defects in our new products after their introduction. Testing of our CenterStage products is particularly challenging because it is difficult to simulate the wide variety of computer environments into which they are deployed. The implementation of our CenterStage products typically involves working with sophisticated software, computing and communications systems. If our software contains undetected errors or we fail to meet our customers' expectations in a timely manner we could experience:

     - loss of or delay in revenues and loss of market share;

     - loss of customers;

     - failure to achieve market acceptance;

     - diversion of development resources;

     - diversion of customer support resources;

     - negative publicity;

     - increased service and warranty costs;

     - legal actions by customers against us; and

     - increased insurance costs.

     Because our customers use our CenterStage products for mission-critical applications, errors or defects in or other performance problems associated with these products could result in financial or other damages to our customers. Our customers may then seek damages from us for their losses. We have not experienced any product liability claims to date. However, a product liability claim brought against us, even if not successful, would likely be time-consuming and costly and could harm our reputation.

     Our licenses with customers generally contain provisions designed to limit our exposure to potential product liability claims such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, our license agreements generally limit the amounts recoverable for damages to the amounts paid by our customers to us for the products or services giving rise to the damages. We cannot be certain that the limitations of liability we include in our contracts will be enforceable since existing or future laws or unfavorable judicial decisions could negate these liability limiting provisions. The successful assertion of one or more large claims that exceed contractual limitations on our liability could have a significant negative impact on our results of operations and cause our stock price to fall.

IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OUR ABILITY TO COMPETE COULD BE SERIOUSLY HARMED, AND IF OTHER COMPANIES BRING LAWSUITS CLAIMING THAT WE INFRINGE THEIR INTELLECTUAL PROPERTY RIGHTS WE COULD BE LIABLE FOR SIGNIFICANT DAMAGES.

     Our success depends in large part on our ability to adequately protect our intellectual property rights. We seek to protect our source code, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We require our customers to enter into license agreements, which impose restrictions on our customers' ability to utilize our CenterStage products. In addition, we seek to avoid disclosure of our trade secrets by, among other methods, restricting access to our source code and requiring those persons with access to our proprietary information to sign confidentiality agreements with us. However, some of these confidentiality agreements contain provisions that may permit these persons, in some circumstances, to develop products based on our proprietary information as a result of their access to our source code. If these persons develop products based on our proprietary information, the value of our proprietary information will be adversely impacted. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our technology or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology is difficult, and while we are unable to determine the extent to which piracy of our CenterStage products exists, software piracy can be a persistent problem. In addition, as we expand our operations globally, we become increasingly exposed to intellectual property infringement since the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may copy our CenterStage products, independently develop similar technology, or design around our intellectual property. If we fail to adequately protect our intellectual property, our ability to compete may be seriously harmed.

     There has been a substantial amount of litigation in the software industry regarding intellectual property rights. It is possible that in the future third parties may claim that our current or future products infringe their intellectual property. We expect that software developers will increasingly be susceptible to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any intellectual property claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Any royalty or licensing agreements, if required, may not be available on terms acceptable to us, or may not be available at all, which could jeopardize the viability of our business.

THERE IS SUBSTANTIAL RISK THAT FUTURE REGULATIONS COULD BE ENACTED THAT EITHER DIRECTLY RESTRICT OUR BUSINESS OR INDIRECTLY IMPACT OUR BUSINESS BY LIMITING THE GROWTH OF INTERNET COMMERCE.

     As Internet commerce evolves, we expect federal, state or foreign agencies to adopt regulations covering many issues, including user privacy, pricing, content and quality of products and services. If enacted, these laws, rules or regulations could limit the market for our CenterStage products and related services, which could adversely affect our operating results and business prospects. Although many of these regulations may not apply to our business directly, we expect that laws regulating the solicitation, collection or processing of personal/consumer information could indirectly affect our business. The Telecommunications Act of 1996 prohibits some types of information and content from being transmitted over the Internet. The prohibition's scope and the liability associated with a Telecommunications Act violation are currently unsettled. In addition, although substantial portions of the Communications Decency Act were held to be unconstitutional, we are unsure whether similar legislation will be enacted and upheld in the future. It is possible that legislation could expose companies involved in Internet commerce to liability, which could limit the growth of Internet commerce generally. Legislation like the Telecommunications Act and the Communications Decency Act could dampen the growth of Internet usage and decrease its acceptance as a commercial medium. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales tax, libel and personal privacy is uncertain and may take years to resolve. Our costs could increase and our growth could be harmed by any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and on-line businesses.

OUR PLANNED INTERNATIONAL OPERATIONS MAY NOT BE SUCCESSFUL AND WILL MAKE US SUSCEPTIBLE TO VARIOUS RISKS.

     We are beginning our international operations in the fourth quarter of 1999 by establishing and staffing our international headquarters and field sales offices in Europe. Establishing our international operations will require significant management attention and financial resources and could harm our financial performance by increasing our costs. We have very limited experience in marketing, selling and distributing our CenterStage products and related services internationally. We currently have no employees located outside of the United States. We may encounter difficulties in staffing and managing offices in foreign countries because of our inexperience and unfamiliarity with local conditions, as well as shortages of qualified personnel in some countries. Some countries provide little or no protection of intellectual property rights. Our products may be copied with impunity in such countries. We may find that the costs of customizing our products in some foreign countries exceeds our estimates or results in delays in product readiness. Some countries provide only minimal levels of protection to trade creditors in collecting amounts due, which could result in difficulties in collecting accounts receivable.

OUR SYSTEMS ARE SUSCEPTIBLE TO EXTERNAL EVENTS THAT MAY IMPACT OUR ABILITY TO CONDUCT OUR BUSINESS OPERATIONS.

     We are vulnerable to a major earthquake and other calamities. Our operational facilities are located in the San Francisco Bay area, a seismically active region. Our computer systems, as well as the telecommunications and other infrastructure serving our operations, are potentially vulnerable to a major earthquake. We have not undertaken a systematic analysis of the potential consequences to our business and financial results from a major earthquake and do not have a recovery plan for earthquake, fire, flood, systemic power or communication failure, sabotage or similar disasters. We are unable to predict the effects of any such event, but the effects could be seriously harmful to our business.

PROBLEMS RELATED TO THE "YEAR 2000 ISSUE" COULD ADVERSELY AFFECT OUR BUSINESS.

     The "year 2000 issue" refers generally to the problems that some software may have in determining the correct century for the year. For example, software with date-sensitive functions that is not year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results. We designed our CenterStage products to be year 2000 compliant provided that the underlying operating system of the host machine and any other software used with our products are year 2000 compliant. Risks are posed if, despite our investigation and remediation efforts, one or more of the following occurs:

     - our own CenterStage software products contain undetected errors or defects associated with the year 2000 problem;

     - third party hardware and software used with our CenterStage products experiences problems which are wrongly attributed to us;

     - our suppliers, internal information technology systems or non-information technology systems, including telecommunications systems and utilities, experience problems; and

     - our customers experience year 2000 problems.

     The occurrence of any of these problems could result in delays or losses of revenues, diversion of our development resources, damage to our reputation, increased service and warranty costs and litigation costs. We do not currently have any information concerning the year 2000 compliance status of our customers. Our current or future customers may incur significant expenses to achieve year 2000 compliance. If our customers are not year 2000 compliant, they may experience material costs to remedy problems, they may face litigation costs and they may delay purchases or implementation of our CenterStage products. Year 2000 issues could reduce or eliminate the budgets that current or potential customers could have for purchases of our CenterStage products and related services. As a result, our revenues could be adversely affected. Regardless of whether we experience year 2000 problems, enterprises may reduce their spending on software and systems during the latter part of 1999 and into 2000 in connection with the potential effects of the year 2000 or to concentrate their resources on remediation. In addition, we may experience material problems and costs with year 2000 compliance that could adversely affect our net operating results. We have established a year 2000 compliance team, whose purpose is to evaluate any year 2000 risks that we face and to remedy any year 2000 problems. Our year 2000 compliance team is in the process of completing our compliance program, including the final stages of remediation and testing. Although it is the duty of this team to identify and correct any year 2000 problems, it may fail to identify material year 2000 problems that we face. Further, even if this team successfully identifies year 2000 problems, it may not be able to adequately remedy any year 2000 problems. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance." We have not developed a contingency plan to address situations that may result if we are unable to achieve year 2000 readiness of our critical operations or if our customers or vendors encounter significant year 2000 compliance problems.

WE MAY SPEND THE NET PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU MIGHT NOT APPROVE AND WHICH MIGHT NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS.

     We intend to use the net proceeds from this offering for general corporate purposes, without designating amounts for any specific uses. Accordingly, management will have significant flexibility in applying the net proceeds from this offering and may do so in ways which you might not approve. The failure of management to apply the net proceeds from this offering effectively could negatively impact our results of operations and cause our stock price to fall.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE ON TERMS FAVORABLE TO US, IF AT ALL.

     We expect that the net proceeds from this offering will be sufficient to meet our need for capital for at least the next twelve months. After that, we may need to raise additional capital and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise additional capital on acceptable terms, we may not be able to develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements.

THE DETERMINATION OF THE INITIAL PUBLIC OFFERING PRICE IS BASED ON NEGOTIATION WITH THE UNDERWRITERS WITHOUT THE BENEFIT OF ANY PRIOR PUBLIC MARKET FOR OUR COMMON STOCK, AND THE MARKET PRICE OF OUR COMMON STOCK MAY VARY SUBSTANTIALLY FROM THE INITIAL OFFERING PRICE.

     We negotiated and determined the initial public offering price of the common stock in this offering with the representatives of the underwriters based on several factors, but without the benefit of any prior public market prices. The market price of our common stock after this offering may vary substantially from the initial public offering price.

A THIRD PARTY COULD BE PREVENTED FROM ACQUIRING YOUR SHARES OF COMMON STOCK AT A PREMIUM TO THE MARKET PRICE BECAUSE OF OUR ANTI-TAKEOVER PROVISIONS AND THE CONCENTRATION OF OWNERSHIP AMONG EXISTING STOCKHOLDERS.

     Our management and members of our Board of Directors and their affiliates will own approximately 58.0% of our outstanding stock immediately following this offering, assuming no exercise of outstanding warrants and options. This ownership interest by the Board of Directors and their affiliates in addition to provisions of our charter, bylaws and Delaware law, could make it more difficult for a third party to acquire us without the approval of the Board of Directors, even if a change in control would result in the purchase of your shares of common stock at a premium to the market price. These anti-takeover provisions are further described in "Description of Capital Stock -- Charter and Bylaw Provisions and Delaware Law."

FUTURE SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT OUR STOCK PRICE.

     If our stockholders sell substantial amounts of our common stock, in the public market after this offering, the market price of our common stock could be adversely affected. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities.

     Upon completion of this offering, we will have 18,897,719 shares of common stock outstanding and 957,489 shares covered by currently exercisable options and warrants. The 3,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the Federal securities laws unless purchased by "affiliates" of OnDisplay as that term is defined in Rule
144. The remaining 15,397,719 shares of common stock outstanding upon completion of this offering will be "restricted securities" as that term is defined in Rule
144. Substantially all of our stockholders have signed lock-up agreements under which they have agreed not to sell or otherwise dispose of any shares of common stock for a period of at least 180 days after the date of this prospectus without the prior written approval of BancBoston Robertson Stephens Inc. When these lock-up agreements expire, these shares and the shares underlying the options will become eligible for sale, in some cases without restriction and in other cases only in accordance with Rule 144. See "Shares Eligible for Future Sale."

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF SHARES PURCHASED IN THIS OFFERING.

     The initial public offering price is expected to be substantially higher than the book value per share of our outstanding common stock immediately after this offering. Accordingly, if you purchase common stock in the offering at an initial public offering price of $28.00 per share, you will incur immediate dilution of approximately $22.48 in the book value per share of our common stock from the price you pay for our common stock.

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS; THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ARE SUSCEPTIBLE TO RISKS, UNCERTAINTIES AND OTHER FACTORS, SOME OF WHICH ARE BEYOND OUR CONTROL.

     This prospectus contains forward-looking statements that involve risks and uncertainties. We use the words "anticipates," "believes," "plans," "expects," "future," "seeks," "estimates" and "intends" and similar expressions to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of e-commerce and the use of the Internet for engaging in purchasing transactions. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in "Risk Factors" and elsewhere in this prospectus.

                    CONCURRENT PRIVATE SALE OF COMMON STOCK

     We may sell up to 200,000 shares of our common stock to a small number of our existing holders of convertible preferred stock and up to 100,000 shares to PurchasePro.com, a significant customer or to its affiliates, in private transactions that would be completed concurrently with the closing of this public offering. The price to be paid by the purchasers would be equal to the public offering price shown on the cover of this prospectus less the underwriting discount. The purchasers would receive restricted shares not publicly tradable unless their sale is subsequently registered under the Securities Act or unless an exemption from registration is available, such as Rule 144. The private offering purchasers would be entitled to participate in the registration rights described under "Description of Capital Stock -- Registration Rights of Certain Holders." All of the purchasers will be "qualified institutional buyers" or large venture capital "accredited investors" as those terms are defined in Rules 144A and 501.

                                USE OF PROCEEDS

     Our proceeds from the sale of the 3,500,000 shares of common stock we are offering are estimated to be $90.1 million, or $103.8 million if the underwriters' over-allotment option is exercised in full, based on an initial public offering price of $28.00 per share and after deducting the underwriting discount and our estimated offering expenses.

     We plan to use the proceeds for general corporate purposes. We have no current specific plan for allocation of the proceeds. Although we may use some of the proceeds to acquire other companies, technology or products that complement our business, we are not currently planning any of these transactions. Prior to their expenditure, we will invest the net proceeds of this offering in short-term, interest-bearing securities.

     The principal purposes of this offering are to obtain additional capital, to create a public market for the common stock, to facilitate future access to public equity markets and to provide increased visibility and credibility in a marketplace where many of our current and potential competitors are or are likely to become publicly-held companies.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our capital stock. We currently expect to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Under an agreement with a secured lender we may not pay dividends without the lender's prior approval.

                                 CAPITALIZATION

     The following table sets forth:

     - the actual capitalization of OnDisplay as of September 30, 1999;

     - the pro forma capitalization of OnDisplay after giving effect to the conversion of all outstanding shares of preferred stock into 10,615,293 shares of common stock immediately prior to the completion of this offering; and

     - the pro forma as adjusted capitalization, which gives effect to the sale in this offering of 3,500,000 shares of common stock at an initial public offering price of $28.00 per share and after deducting the underwriting discount and estimated offering expenses.

                                                                      SEPTEMBER 30, 1999
                                                            --------------------------------------
                                                                            PRO         PRO FORMA
                                                             ACTUAL        FORMA       AS ADJUSTED
                                                            --------    -----------    -----------
                                                                        (UNAUDITED)    (UNAUDITED)
                                                                        (IN THOUSANDS)
Long-term debt, less current portion......................  $  2,299     $  2,299       $  2,299
Mandatorily redeemable convertible preferred stock, Series
A, B, C and D, $0.001 par value; 11,600,000 shares
authorized, actual 10,615,293 shares issued and
outstanding, proforma none................................    35,392           --             --
Stockholders' equity (deficit):
  Common stock, $0.001 par value; 25,000,000 shares
     authorized, shares issued and outstanding, at amount
     paid in(1):
     Actual: 4,782,426 shares;
     Pro forma: 15,397,719 shares; and
     Pro forma as adjusted: 18,897,719 shares(1)..........         1           12             16
  Additional paid-in capital..............................    10,911       46,292        136,428
  Deferred stock-based compensation.......................    (8,321)      (8,321)        (8,321)
  Accumulated deficit.....................................   (23,721)     (23,721)       (23,721)
                                                            --------     --------       --------
     Total stockholders' deficit..........................   (21,130)      14,262        104,402
                                                            --------     --------       --------
          Total capitalization............................  $ 16,561     $ 16,561       $106,701
                                                            ========     ========       ========

     This table excludes the following shares:

     - up to 300,000 shares that may be sold privately concurrently with this public offering;

     - 2,099,990 shares issuable upon exercise of stock options outstanding as of September 30, 1999;

     - 18,834 shares available for future grant or issuance under our stock option plan as of September 30, 1999; and

     - 85,537 shares issuable upon exercise of warrants outstanding as of September 30, 1999

SUBSEQUENT TO SEPTEMBER 30, 1999, WE ISSUED OPTIONS TO PURCHASE APPROXIMATELY
1.5 MILLION SHARES OF COMMON STOCK AT EXERCISE PRICES OF $6.50 AND $8.00 PER SHARE. AS A RESULT, WE WILL RECORD DEFERRED STOCK-BASED COMPENSATION OF APPROXIMATELY $23 MILLION IN THE FOURTH QUARTER OF 1999. THIS COMPENSATION WILL BE AMORTIZED OVER THE FOUR-YEAR VESTING PERIOD OF THE OPTIONS.

     See Notes 8, 9 and 12 to the Financial Statements.

                                    DILUTION

     Our pro forma net tangible book value as of September 30, 1999 was approximately $14.3 million, or approximately $0.93 per share of common stock. Net tangible book value per share represents the amount of tangible assets less total liabilities, divided by the number shares of common stock outstanding, assuming the conversion of all outstanding shares of preferred stock into common stock.

     Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering. After giving effect to our sale of 3,500,000 shares of common stock in this offering at an initial public offering price of $28.00 per share and after deduction of the underwriting discount and estimated offering expenses, our pro forma net tangible book value as of September 30, 1999 would have been approximately $104.4 million, or $5.52 per share. This represents an immediate increase in pro forma net tangible book value of $4.59 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $22.48 per share to purchasers of common stock in this offering.

Initial public offering price per share.....................            $28.00
Net tangible book value per share before offering...........  $ 0.93
  Increase per share attributable to new investors..........    4.59
                                                              ------
Pro forma net tangible book value per share after
  offering..................................................              5.52
                                                                        ------
Net tangible book value dilution per share to new
  investors.................................................            $22.48
                                                                        ======

     This table excludes all options and warrants that will remain outstanding upon completion of this offering. See Notes 8 and 9 of Notes to Financial Statements. The exercise of outstanding options and warrants having an exercise price less than the offering price would increase the dilutive effect to new investors.

     The following table sets forth as of September 30, 1999 the total consideration paid and the average price per share paid by the existing stockholders and by new investors, excluding the 300,000 shares that are proposed to be sold in a concurrent private offering, before deducting estimated underwriting discounts and commissions and offering expenses payable by the Company at an initial public offering price of $28.00 per share.

                                      SHARES PURCHASED         TOTAL CONSIDERATION
                                    ---------------------    -----------------------    AVERAGE PRICE
                                      NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                                    ----------    -------    ------------    -------    -------------
Existing stockholders.............  15,397,719      81.5%    $ 35,692,000      26.7%       $ 2.32
New investors.....................   3,500,000      18.5       98,000,000      73.3         28.00
                                    ----------     -----     ------------     -----
          Total...................  18,897,719     100.0%    $133,692,000     100.0%
                                    ==========     =====     ============     =====

                            SELECTED FINANCIAL DATA

     You should read the following selected financial data in conjunction with our financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the period from inception to December 31, 1996, the years ended December 31, 1997 and 1998 and the nine months ended September 30 1999 and the balance sheet data as of December 31, 1997 and 1998 and September 30, 1999 are derived from our Financial Statements that have been audited by PricewaterhouseCoopers LLP, independent auditors, and are included elsewhere in this prospectus. The balance sheet data for the year ended December 31, 1996 is derived from our Financial Statements audited by PricewaterhouseCoopers LLP, that are not included in this prospectus. The statement of operations data for the nine months ended September 30, 1998 and 1999 and the balance sheet data as of September 30, 1999 are derived from unaudited financial statements included elsewhere in this prospectus. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the entire year. The pro forma net loss per share data assume conversion of all outstanding shares of preferred stock into common stock. See Note 11 of Notes to Financial Statements.

                                      PERIOD FROM
                                      AUGUST 14,
                                         1996
                                       (DATE OF             YEAR ENDED                 NINE MONTHS
                                     INCEPTION) TO         DECEMBER 31,            ENDED SEPTEMBER 30,
                                     DECEMBER 31,    ------------------------   -------------------------
                                         1996           1997         1998          1998          1999
                                     -------------   ----------   -----------   -----------   -----------
                                                                                (UNAUDITED)
                                                (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
License revenues...................   $       --     $      265   $     2,229   $    1,568    $     4,018
Service revenues...................           --             --         1,114          652          2,550
                                      ----------     ----------   -----------   ----------    -----------
       Total revenues..............           --            265         3,343        2,220          6,568
Cost of license revenues...........           --             --             2            1              5
Cost of service revenues...........           --             --         1,618          954          2,622
                                      ----------     ----------   -----------   ----------    -----------
       Total cost of revenues......           --             --         1,620          955          2,627
                                      ----------     ----------   -----------   ----------    -----------
Gross profit.......................           --            265         1,723        1,265          3,941
Operating expenses:
  Sales and marketing..............           42          2,810         5,747        4,125          6,931
  Research and development.........          393          1,986         2,636        2,003          2,825
  General and administrative.......          182          1,158         1,201          685          1,891
  Amortization of deferred
     stock-based compensation......           --             --           618          376          1,551
                                      ----------     ----------   -----------   ----------    -----------
       Total operating expenses....          617          5,954        10,202        7,189         13,198
                                      ----------     ----------   -----------   ----------    -----------
Loss from operations...............         (617)        (5,689)       (8,479)      (5,924)        (9,257)
Interest income and other..........           46            173           174          115            235
Interest expense...................           (1)           (18)          (43)         (32)          (245)
                                      ----------     ----------   -----------   ----------    -----------
Net loss...........................   $     (572)    $   (5,534)  $    (8,348)      (5,841)        (9,267)
                                      ==========     ==========   ===========   ==========    ===========
Net loss per share -- basic and
  diluted..........................   $    (0.17)    $    (1.62)  $     (2.34)  $    (1.66)   $     (2.34)
                                      ==========     ==========   ===========   ==========    ===========
Shares used in per share
  calculation -- basic and
  diluted..........................    3,400,000      3,410,313     3,572,353    3,517,022      3,966,598
                                      ==========     ==========   ===========   ==========    ===========
Pro forma net loss per
  share -- basic and diluted
  (unaudited)......................                               $     (0.75)                $     (0.70)
                                                                  ===========                 ===========
Shares used in pro forma net loss
  per share calculation -- basic
  and diluted (unaudited)..........                                11,174,494                  13,182,268
                                                                  ===========                 ===========

                                                           DECEMBER 31,
                                                        -------------------
                                                         1997        1998      SEPTEMBER 30, 1999
                                                        -------    --------    ------------------
BALANCE SHEET DATA (IN THOUSANDS)
Cash and cash equivalents.............................  $ 3,900    $  4,648         $ 15,913
Working capital.......................................    3,748       4,584           15,184
Total assets..........................................    4,710       8,253           21,979
Long-term debt, less current portion..................      128         240            2,299
Mandatorily redeemable convertible preferred stock....   10,200      18,982           35,392
Accumulated deficit...................................   (6,106)    (14,454)         (23,721)
Total stockholders' deficit...........................   (6,098)    (13,729)         (21,130)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements based upon current expectations that involve risks and uncertainties. When used in this prospectus, the words "intend," "anticipate," "believe," "estimate," "plan" and "expect" and similar expressions as they relate to OnDisplay are included to identify forward-looking statements. The following discussion should be read in conjunction with the Financial Statements and Notes included elsewhere in this prospectus. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We offer a comprehensive suite of software applications that enable companies to rapidly deploy and easily manage e-business portals and e-marketplaces. Our solution addresses the unique challenges faced by e-business portals and e-marketplaces in both business-to-business and business-to-consumer e-commerce. Our infrastructure solutions allow both business-to-business and business-to-consumer e-commerce companies to rapidly automate and continuously manage the flow of information and transactional data among their suppliers, distributors and customers. Our products enable our e-business portal and e-marketplace customers to: achieve rapid time-to-market, engage and retain customers, increase revenues and marketshare and attain agile e-business relationships.

     We were incorporated in August 1996, based on the expectation that the Internet would become a significant medium over which business would be conducted. Our founders believed that as commerce over the Internet evolved, companies employing the Internet for e-commerce would require products allowing them to manage extensive amounts of data. Therefore, we focused our resources on developing our CenterStage technology platform. During the fourth quarter of 1997, we shipped our first applications, CenterStage eContent and CenterStage eIntegrate. Through 1998, the demand for CenterStage products for use in e-commerce applications grew slowly and the majority of our shipments were primarily to customers using the products in connection with implementing software systems that plan the management of resources on a company-wide or enterprise basis. In the first quarter of 1999, the enterprise resource planning marketplace slowed significantly, as did demand for products used for enterprise resource planning implementations. Demand for using CenterStage products for e-commerce was increasing. During the second quarter of 1999, we redirected substantially all of our sales and marketing resources to the e-commerce infrastructure market, and released and shipped three new products, CenterStage eNotify, CenterStage eBizXchange and CenterStage eSyndicate, to complete our CenterStage suite of e-business products.

     We expect that the significant majority of our revenues will continue to be derived from our CenterStage product suite and related services for the foreseeable future. Our revenues, which consist of software license revenues and service revenues, totaled $265,000 and $3.3 million for the years ended December 31, 1997 and 1998, and $6.6 million for the nine months ended September 30, 1999. Substantially all of our revenues since inception have been derived from the license of applications based on our CenterStage technology platform and related services. Our product pricing is principally based on the number of servers running the software and the number of different information sources accessed by each customer. Service revenues consist of fees received for consulting, maintenance, customer support and training.

     We sell our CenterStage products and related services primarily through a direct sales force based in the United States. In addition, we have entered into co-marketing arrangements to enhance our indirect sales channels. In the future, we expect that the majority of our revenues will continue to be derived from our direct sales force.

     Revenues from software license agreements are recognized upon shipment or upon notification to the customer of the downloadable software location, provided that a signed contract exists, the fee is fixed and determinable, and collection of the resulting receivable is probable and, if applicable, acceptance criteria are met. Service revenues are recognized as services are performed or, with respect to maintenance, ratably over the contract term, typically over one year.

     Our cost of revenues includes costs associated with the electronic transmission of software and royalties for third party embedded software, which are not material, salaries and related expenses for our consulting and training services and customer support organizations, cost of third parties contracted to provide consulting services to customers and an allocation of our facilities and depreciation expenses.

     We allocate the total costs for facilities to each functional area that uses the overhead and facilities services based on their headcount. These allocated charges include facility rent for the corporate office, communication charges, and depreciation expense for office furniture and equipment.

     Since inception, we have incurred substantial research and development costs and invested heavily in the expansion of our sales, marketing and professional services organizations to support our long-term growth strategy. The number of our full-time employees increased from 39 as of December 31, 1997, to 65 as of December 31, 1998, and to 106 as of September 30, 1999. As a result of these expenses, we have incurred net losses in each fiscal quarter since inception and, as of September 30, 1999, had an accumulated deficit of $23.7 million. We intend to continue expanding our sales and marketing groups and to implement significant marketing programs to solidify our market position, gain name recognition, establish an international presence and introduce new products and services. We also intend to increase our research and development and professional services groups so that we can continue investing in new products and adding additional services to benefit our customers. As a result of these anticipated expenditures we expect to incur net losses in the foreseeable future.

     Through September 30, 1999, we have recorded aggregate deferred stock-based compensation of $10.5 million in connection with stock option grants. Deferred stock-based compensation is amortized over the life of the options, generally four years. Subsequent to September 30, 1999, we issued options to purchase approximately 1.5 million shares of common stock at exercise prices of $6.50 and $8.00 per share. As a result, we will record deferred stock-based compensation of approximately $23 million in the fourth quarter of 1999. This compensation will be amortized over the four-year vesting period of the options. Included in our expenses will be stock-based compensation as a result of stock options granted through December 15, 1999, of $2.1 million for the three months ended December 31, 1999, and $15.4 million in 2000, $8.0 million in 2001, $4.2 million in 2002 and $1.6 million in 2003.

     We believe that period-to-period comparisons of our operating results should not be relied upon as indicative of future performance. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in early stages of development, particularly companies in new and rapidly evolving markets. There can be no assurance we will be successful in addressing such risks and difficulties. Although we have experienced revenue growth recently, this growth may not continue. In addition, we may not achieve or maintain profitability in the future.

RESULTS OF OPERATIONS

     The following table sets forth statement of operations data as a percentage of total revenues for the periods indicated:

                                                                                   NINE MONTHS
                                                               YEAR ENDED      ENDED SEPTEMBER 30,
                                                              DECEMBER 31,    ----------------------
                                                                  1998           1998         1999
                                                              ------------    -----------   --------
                                                                              (UNAUDITED)
License revenues............................................       66.7%           70.6%       61.2%
Service revenues............................................       33.3            29.4        38.8
                                                                -------         -------     -------
     Total revenues.........................................      100.0           100.0       100.0
Cost of license revenues....................................         --              --          --
Cost of service revenues....................................       48.5            43.0        40.0
     Total cost of revenues.................................       48.5            43.0        40.0
                                                                -------         -------     -------
Gross profit................................................       51.5            57.0        60.0
                                                                -------         -------     -------
Operating expenses:
  Sales and marketing.......................................      171.9           185.8       105.5
  Research and development..................................       78.9            90.2        43.0
  General and administrative................................       35.9            30.9        28.8
  Amortization of deferred stock-based compensation.........       18.5            16.9        23.6
                                                                -------         -------     -------
     Total operating expenses...............................      305.2           323.8       200.9
Loss from operations........................................     (253.6)         (266.8)     (140.9)
Interest income and other, net..............................        3.9             3.7        (0.2)
                                                                -------         -------     -------
Net loss....................................................     (249.7)%        (263.1)%    (141.1)%
                                                                =======         =======     =======

NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999

  Revenues

     Our revenues are derived from software licenses and related services. Our revenues were $2.2 million and $6.6 million for the nine months ended September 30, 1998 and 1999. In the nine months ended September 30, 1998 one customer accounted for more than 10.0% of our total revenues, and in the nine months ended September 30, 1999 another customer accounted for more than 10.0% of our total revenues.

     License Revenues. Our license revenues were $1.6 million and $4.0 million for the nine months ended September 30, 1998 and 1999. License revenues represented 70.6% and 61.2% of total revenues for the nine months ended September 30, 1998 and 1999. This dollar increase reflected initial market acceptance of our CenterStage products in the e-commerce markets in 1999, and an increase in the size and productivity of the sales force. During the nine month period in 1998, license revenues were derived primarily from enterprise resource planning markets.

     Service Revenues. Our service revenues were $652,000 and $2.6 million for the nine months ended September 30, 1998 and 1999. Service revenues represented 29.4% and 38.8% of total revenues for the nine months ended September 30, 1998 and 1999. The increase in service revenues for the nine months ended September 30, 1999 over the nine months ended September 30, 1998 was primarily due to the increase in our customer base and service contracts performed during this period. We expect that the proportion of our service revenues to total revenues will fluctuate in the future, depending in part on our customers' breadth and scope of implementation and the mix of products implemented.

  Cost of Revenues

     Our cost of revenues was $955,000, representing 43.0% of revenues, and $2.6 million, representing 40.0% of revenues, for the nine months ended September 30, 1998 and 1999. This dollar increase was primarily due to an increase in professional service support personnel to manage and support our growing customer base. Cost of service revenues, which constitutes substantially all of cost of revenues, has exceeded service revenues primarily due to our investment in our consulting and training services and customer support organizations. Cost of revenues as a percentage of revenues may vary between periods due to the mix of services we provide.

  Operating Expenses

     Sales and Marketing. Our sales and marketing expenses increased 68.0% from $4.1 million, representing 185.8% of revenues, in the nine months ended September 30, 1998 to $6.9 million, representing 105.5% of revenues, in the nine months ended September 30, 1999. This dollar increase was primarily due to an increase of approximately $1.4 million in compensation expenses, resulting principally from increased staffing and higher sales commissions related to the period to period increase in revenues, and increased spending of $850,000 on marketing programs. We believe sales and marketing will increase substantially in future periods as we continue to expand our sales force, establish our international presence and expand our marketing programs.

     Research and Development. Our research and development expenses increased 41.0% from $2.0 million, representing 90.2% of revenues, in the nine months ended September 30, 1998 to $2.8 million, representing 43.0% of revenues, in the nine months ended September 30, 1999. This dollar increase was primarily due to an increase of headcount of 11, and related personnel costs of approximately $400,000 as well as increased costs related to contract development personnel of approximately $180,000. We believe that research and development expenditures will increase substantially in future periods as we continue to develop additional products and enhance existing products. Technological feasibility of our software is generally not established until substantially all product development is complete. Historically, software development costs eligible for capitalization have been insignificant, and all costs related to research and development have been expensed as incurred.

     General and Administrative. Our general and administrative expenses were $685,000, representing 30.9% of revenues, and $1.9 million, representing 28.8% of revenues, for the nine months ended September 30, 1998 and 1999. This dollar increase was primarily due to increased compensation and related benefits associated with additional personnel costs of approximately $200,000, an increase in the allowance for bad debts of approximately $200,000, increased costs associated with moving to new facilities and higher professional and an increase in outside service fees of $80,000, and other increased costs related to supporting the expansion of our business. We believe that general and administrative costs will increase in future periods as we incur additional costs related to the overall growth of our company, as well as costs associated with being a public company, such as directors and officers liability insurance, investor relations and regulatory filings.

     Amortization of Deferred Stock-Based Compensation. During the nine months ended September 30, 1998 and 1999, we recorded deferred compensation of $1.6 million and $8.3 million in connection with stock option grants. We are amortizing this amount over the vesting periods of the applicable options, resulting in amortization expense of $376,000 and $1.6 million for the nine months ended September 30, 1998 and 1999. Subsequent to September 30, 1999, we issued options to purchase approximately 1.5 million shares of common stock at exercise prices of $6.50 and $8.00 per share. As a result, we will record deferred stock-based compensation of approximately $23.0 million in the fourth quarter of 1999. This compensation will be amortized over the four-year vesting period of the options.

     Loss From Operations. For the nine months ended September 30, 1999, we had an operating loss of $9.3 million compared to an operating loss of $5.9 million for the nine months ended September 30, 1998. The increase in our operating loss from the prior year period was the result of our operating expenses increasing $6.0 million, the largest component of which was the $2.8 million increase in sales and marketing expenses, while gross profit increased $2.7 million.

     Interest Income and Other. Our Interest income and other was $115,000 and $235,000 for the nine months ended September 30, 1998 and 1999. Interest income and other earned during these periods was earned using cash invested from the proceeds received by the issuance of Series B, Series C, and Series D preferred stock. The increase in interest income, net from the prior year period was the result of higher cash balances in the nine months ended September 30, 1999.

     Interest Expense. Our interest expense was $32,000 and $245,000 for the nine months ended September 30, 1998 and 1999. Increased interest expense resulted from additional borrowings and higher capital lease obligations during the nine months ended September 30, 1999; including the expense related to the valuation of warrants granted to a lender as part of these borrowings.

THE PERIOD FROM INCEPTION TO DECEMBER 31, 1996 AND THE YEARS ENDED DECEMBER 31, 1997 AND 1998

  Revenues

     Our revenues were $265,000 and $3.3 million for 1997 and 1998. In 1997, three customers accounted for more than 10.0% of total revenues, and in 1998 two customers accounted for more than 10.0% of our total revenues.

     License Revenues. Our license revenues were $265,000 and $2.2 million in 1997 and 1998. This increase in license revenues was attributable to an increase in sales to new customers resulting from increased headcount in our sales force.

     Service Revenues. Our service revenues were $1.1 million in 1998, which was the first year we offered consulting, implementation, maintenance, training and customer support services. We began recognition of revenues from maintenance contracts in 1998. Service revenues represented 33.3% of our total revenues in 1998.

  Cost of Revenues

     Our cost of revenues was $1.6 million in 1998, which was the first year we offered consulting, implementation, maintenance, training and customer support services. In 1998 we established our consulting and customer support organization, which required hiring and training of personnel prior to selling and recognizing revenues for such services.

  Operating Expenses

     Sales and Marketing. Our sales and marketing expenses were $42,000, $2.8 million and $5.7 million, in 1996, 1997 and 1998. These increases were primarily due to our continuing investment in our sales and marketing infrastructure, which included significant personnel-related expenses such as salaries, benefits and commissions, recruiting fees, and related costs of hiring sales management, sales representatives, sales engineers and marketing personnel. Personnel-related expenses increased approximately $1.7 million in 1997 and $2.0 million in 1998.

     Research and Development. Our research and development expenses were $393,000, $2.0 million and $2.6 million, in 1996, 1997 and 1998. These increases were primarily due to the increase in the number of software developers and quality assurance personnel and outside contractors to support our product development and testing activities related to the development and release of our CenterStage suite of products. Personnel-related expenses increased approximately $1.2 million in 1997 and $644,000 in 1998.

     General and Administrative. Our general and administrative expenses were $182,000, $1.2 million and $1.2 million in 1996, 1997 and 1998. The increase from 1996 through 1997 was primarily due to our efforts to increase administrative infrastructure to support our operations, including facilities expansion, personnel related expenses and outside services. Facility costs increased approximately $500,000 and personnel related costs increased approximately $196,000 in 1997. Expenses remained flat from 1997 to 1998, primarily due to our emphasis on growing our sales and marketing and our research and development organizations, which resulted in no growth in general and administrative organization.

     Amortization of Deferred Stock-Based Compensation. During 1998 we recorded deferred compensation of $2.2 million in connection with stock option grants. We are amortizing this amount over the vesting periods of the applicable options, resulting in amortization expenses of $618,000 in 1998.

     Loss From Operations. Our operating losses were $617,000, $5.7 million and $8.5 million for 1996, 1997 and 1998. The sequential increase in our operating loss from the prior year period was the result of our operating expenses increasing at a rate higher than our revenues and gross profit.

     Interest Income and Other. Our interest income and other were $46,000, $173,000 and $174,000 in 1996, 1997 and 1998. Interest income and other earned during 1996, 1997 and 1998 was earned from cash invested by the proceeds received from the issuance of series B and series C preferred stock.

     Interest Expense. Our interest expense was $1,000, $18,000 and $43,000 in 1996, 1997 and 1998. Interest expense resulted from a financing agreement established in June 1997 to purchase equipment.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited statement of operations data for the seven quarters in the 21-month period ended September 30, 1999 and data expressed as a percentage of our total revenues for the periods indicated. This data has been derived from our unaudited Financial Statements that have been prepared on the same basis as the audited Financial Statements and, in the opinion of our management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information when read in conjunction with the Financial Statements and Notes. Our quarterly results have been in the past and may in the future be susceptible to significant fluctuations. As a result, we believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected in any future period.

                                                                  QUARTER ENDED
                                ----------------------------------------------------------------------------------
                                MAR. 31,    JUN. 30,    SEPT. 30,    DEC. 31,    MAR. 31,    JUN. 30,    SEPT. 30,
                                  1998        1998        1998         1998        1999        1999        1999
                                --------    --------    ---------    --------    --------    --------    ---------
                                                                  (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA
License revenues..............  $   445     $   431      $   692     $   661     $   628     $ 1,309      $ 2,081
Service revenues..............       87         189          376         462         922         796          832
                                -------     -------      -------     -------     -------     -------      -------
    Total revenues............      532         620        1,068       1,123       1,550       2,105        2,913
Cost of license revenue.......       --          --            1           1           1           2            2
Cost of service revenue.......      114         356          484         664         877       1,101          644
    Total cost of revenue.....      114         356          485         665         878       1,103          646
                                -------     -------      -------     -------     -------     -------      -------
Gross profit..................      418         264          583         458         672       1,002        2,267
                                -------     -------      -------     -------     -------     -------      -------
Operating expenses:
  Sales and marketing.........    1,092       1,296        1,737       1,622       1,600       2,493        2,838
  Research and development....      673         682          648         633         738         900        1,187
  General and
    administrative............      194         167          324         516         564         686          641
  Amortization of deferred
    stock-based
    compensation..............       77         117          182         242         322         447          782
                                -------     -------      -------     -------     -------     -------      -------
    Total operating
      expenses................    2,036       2,262        2,891       3,013       3,224       4,526        5,448
Loss from operations..........   (1,618)     (1,998)      (2,308)     (2,555)     (2,552)     (3,524)      (3,181)
Interest income and other.....       39          17           59          59          85          --          150
Interest expense..............      (10)        (11)         (11)        (11)        (12)        (71)        (162)
                                -------     -------      -------     -------     -------     -------      -------
Net loss......................  $(1,589)    $(1,992)     $(2,260)    $(2,507)    $(2,479)    $(3,595)     $(3,193)
                                =======     =======      =======     =======     =======     =======      =======
AS A PERCENTAGE OF TOTAL
  REVENUES
License revenues..............     83.6%       69.5%        64.8%       58.9%       40.5%       62.2%        71.4%
Service revenues..............     16.4        30.5         35.2        41.1        59.5        37.8         28.6
                                -------     -------      -------     -------     -------     -------      -------
    Total revenues............    100.0       100.0        100.0       100.0       100.0       100.0        100.0
    Cost of license revenue...       --          --           --          --          --          --           --
    Cost of service revenue...     21.4        57.4         45.5        59.2        56.6        52.4         22.2
    Total cost of revenue.....     21.4        57.4         45.4        59.2        56.6        52.4         22.2
                                -------     -------      -------     -------     -------     -------      -------
Gross profit..................     78.6        42.6         54.6        40.8        43.4        47.6         77.8
                                -------     -------      -------     -------     -------     -------      -------
Operating expenses:
  Sales and marketing.........    205.3       209.0        162.6       144.4       103.2       118.4         97.4
  Research and development....    126.5       110.0         60.7        56.4        47.6        42.8         40.7
  General and
    administrative............     36.5        26.9         30.3        45.9        36.4        32.6         22.0
  Amortization of deferred
    stock-based
    compensation..............     14.5        18.9         17.0        21.5        20.8        21.2         26.8
                                -------     -------      -------     -------     -------     -------      -------
    Total operating
      expenses................    382.7       364.8        270.7       268.3       208.0       215.0        187.0
Loss from operations..........   (304.1)     (322.3)      (216.1)     (227.5)     (164.6)     (167.4)      (109.2)
Interest income and other.....      7.3         2.8          5.5         5.2         5.4          --          5.2
Interest expenses.............     (1.9)       (1.8)        (1.0)       (0.9)       (0.7)       (3.4)        (5.6)
                                -------     -------      -------     -------     -------     -------      -------
Net loss......................   (298.7)%    (321.3)%     (211.6)%    (223.2)%   ( 159.9)%    (170.8)%     (109.6)%
                                =======     =======      =======     =======     =======     =======      =======

     Our quarterly operating results have fluctuated significantly in the past, and will continue to fluctuate in the future, as a result of a number of factors, many of which are outside our control. These factors include:

     - demand for and timing of the sales of our CenterStage products and related services;

     - actions taken by our competitors, including new product introductions and enhancements;

     - changes in the rapidly evolving market for e-business infrastructure applications;

     - our ability to develop, introduce and market e-business infrastructure applications and enhancements to our existing CenterStage products on a timely basis;

     - changes in our pricing policies and those of our competitors; and

     - our inability to complete large sales on schedule.

     We have experienced delays in the planned release dates of our new software products or upgrades in the past, and have discovered software defects in our new products after their introduction. Our new products or upgrades may not be released according to schedule, or when released may contain defects. Either of these situations could result in adverse publicity, loss of revenues, delay in market acceptance and claims by customers brought against us, any of which could harm our business. In addition, the timing of individual sales has been difficult for us to predict, and large individual sales have, in some cases, occurred in quarters subsequent to those anticipated by us. The loss or deferral of one or more significant sales may harm our quarterly operating results.

     We expect that, based on seasonal factors that typically affect companies in the software industry, our license revenues in the first quarter may in the future tend to be lower than those in the fourth quarter.

LIQUIDITY AND CAPITAL RESOURCES

     Through September 30, 1999, we have funded our operations primarily through sales of equity securities, with net proceeds of $35.7 million, and, to a lesser extent, the use of long-term debt and equipment leases. We had raised $3.0 million from the issuance of long-term debt, and had financed equipment purchases totaling approximately $851,000. Our sources of liquidity, as of September 30, 1999, consisted principally of cash and cash equivalents of $15.9 million.

     Net cash used in operating activities was $488,000, $5.4 million and $7.8 million for 1996, 1997 and 1998, and $7.6 million for the nine months ended September 30, 1999. For these periods, net cash used by operating activities was primarily a result of funding ongoing operations.

     To date, our investing activities have consisted of purchases of property and equipment. Capital expenditures, including those under capital leases, totaled $137,000, $624,000 and $556,000 for 1996, 1997 and 1998, and $759,000 in
the nine months ended September 30, 1999. We finance the acquisition of property and equipment, which consists mainly of computer hardware and software for our increasing employee base as well as for our management information systems, primarily through capital leases. We expect to experience an increase in our capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel.

     Net cash from financing activities was $3.4 million, $7.0 million and $8.8 million in 1996, 1997 and 1998, and $19.2 million for the nine months ended September 30, 1999. For 1997, proceeds from financing activities were primarily received from the private sale of preferred stock of $6.8 million and $200,000 from the sale and lease back of property and equipment. In 1998, proceeds provided by financing activities were primarily from the sale of preferred stock of $8.8 million. For the nine months ended September 30, 1999, cash provided by financing activities consisted of equity financing of $16.6 million and $3.0 million from long-term borrowings offset in part by principal payments on capital lease obligations and long-term debt of $385,000.

     We expect to experience significant growth in our operating expenses in the future, particularly in sales and marketing and research and development in order to execute our business plan. As a result, we anticipate that these operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or product lines. We believe that the net proceeds from the sale of common stock in this offering will be sufficient to meet our operational and capital expenditure requirements for at least the next twelve months. Thereafter, we may find it necessary to obtain additional equity or debt financing. In the event additional financing is required, we may not be able to raise it on acceptable terms or at all.

YEAR 2000 COMPLIANCE

  Background of Year 2000 Issues

     Many currently installed computer systems and software products are unable to distinguish between twentieth century dates and twenty-first century dates because these systems were developed using two digits rather than four to determine the applicable year. For example, computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This error could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with year 2000 requirements.

  State of Readiness

     Our business is dependent on the operation of numerous systems that could potentially be affected by year 2000-related problems. Those systems include, among others:

     - software products sold to customers;

     - hardware and software systems used by us to deliver products and services to customers, including our proprietary software systems as well as software supplied by third parties;

     - communications networks such as the Internet and private Intranets;

     - the internal systems of our customers and suppliers;

     - the hardware and software systems used internally by us in the management of our business; and

     - non-information technology systems and services, such as power, telephone systems and building systems.

     We have tested our software products and have determined that current versions of all of our software products are year 2000 compliant by ensuring our products support the use, output, storage, entry and creation of all dates before, on, and after January 1, 2000. However, we cannot assure you that all other hardware and software products used by our customers in conjunction with our products can properly exchange accurate date data. We are evaluating the year 2000 compliance of our products currently under development.

     We have established a year 2000 compliance team, composed of high-level representatives of the product, information systems and general administrative departments to evaluate our internal and external systems. The team has been charged with the responsibility of formulating and implementing our year 2000 readiness and is applying a phased approach to analyzing our operations and relationships as they relate to the year 2000 problem. The phases of our year 2000 program are as follows:

     Phase 1:  establishment of a year 2000 team;

     Phase 2: assignment of responsibility for external issues, such as products licensed by us, internal issues, such as systems, facilities, equipment, software and legal audit;

     Phase 3: inventory of all aspects of our operations and relationships susceptible to the year 2000 problem; and

     Phase 4:  remediation and testing.

     We have completed Phases 1, 2 and 3 of our program. We have partially completed Phase 4, remediation and testing, and anticipate that we will have completed the remainder by mid-December 1999.

  Cost of Product and Internal Systems Preparation

     Based upon our assessment to date, we do not expect the total cost of year 2000 preparation and remediation to be material. To date, these costs have not been material.

  Risks Related to Year 2000 Issues

     Based on our assessment to date, we believe the current versions of our software products are year 2000 compliant. However, our products are generally integrated into enterprise and other systems involving sophisticated hardware and complex software products which may not be year 2000 compliant. In addition, in some cases, some earlier year 2000 compliant versions of our software, while compatible with earlier, non-year 2000 compliant versions of other software products with which our software is integrated, are not compatible with some more recent year 2000 compliant versions of other software providers. While we do not believe we have any obligation under these circumstances given that these customers are using our older versions of our software products, there can be no assurance that we will not be susceptible to claims or complaints by our customers. Our year 2000 compliance efforts may depend on our customers' ability to manage their own year 2000 issues. We sell our products to companies in a variety of industries, each of which is experiencing different year 2000 compliance issues. Customer difficulties with year 2000 issues might require us to devote additional resources to resolve underlying problems.

     Although we have not been a party to any litigation or arbitration proceeding related to year 2000 compliance issues to date involving our products or services, there can be no assurance that we will not be required to defend our products or services in such proceedings, or to negotiate resolutions of claims based on year 2000 issues. The costs of defending and resolving year 2000-related disputes, regardless of the merits of such disputes, and any liability for year 2000-related damages, including consequential damages, could have a material adverse effect on our business, operating results and financial condition.

     Purchases of our products by customers and potential customers may be affected by year 2000 issues as companies expend significant resources to correct or upgrade their current software systems for year 2000 compliance or to deal with the consequences of any failures to achieve year 2000 compliance. To the extent year 2000 issues cause significant delay in, or cancellation of, decisions to purchase our products or services, our business would be adversely affected.

     To date, we have not encountered any material year 2000 problems with our internal computer systems or any other equipment that might be susceptible to such problems. Our plan for the year 2000 calls for compliance verification of external vendors supplying software and information systems to us and communication with significant suppliers to determine the readiness of third parties' remediation of their own year 2000 issues. We anticipate that our vendors and service providers are year 2000 compliant or will be before the end of December, based on readiness statements received from a high percentage of them and assurances from the others that they will become compliant before January 1, 2000. In the event that any such third parties' products, services or systems do not meet year 2000 requirements on a timely basis, we could experience substantial disruptions to our business. We could also experience adverse effects on our business if we fail to identify all year 2000 dependencies in our systems and in the systems of our suppliers, customers and financial institutions. We may not identify and remediate all significant year 2000 problems on a timely basis, remediation efforts may involve significant time and expense, and unremediated problems may cause major disruptions to our continuing operations and may lead to delays, lost sales and material losses.

     We are unable to determine at this time whether these or other year 2000 failures will occur and will have a material impact on our business, results of operations, or financial condition. This inability is particularly due to the potential scope of the year 2000 problem and our inability to assure the year 2000 compliance of customers or to confirm the assurances received from vendors and service providers such as utilities. Although we have considered our possible responses to some year 2000 contingencies, we have not developed and have no current effort underway to develop a contingency plan to attempt to deal with the complex and extreme circumstances that could accompany a likely worst case scenario involving year 2000-related failures in our internal systems, our supply channels, our customers' businesses and the general business infrastructure.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, Software for Internal Use, which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of this SOP did not have any significant effect on our financial statements.

     In April 1998, the Accounting Standards Executive Committee released Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities." SOP No. 98-5 is effective for fiscal years beginning after December 15, 1998 and requires companies to expense all costs incurred or unamortized in connection with start-up activities. The adoption of this SOP is not expected to have any significant effect on our results of operations as we had expensed such start-up costs in prior years.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities and will be adopted in the year 2000. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. We are in process of evaluating the impact of this pronouncement.

     In December 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position 98-9, modification of SOP 97-2, "Software Revenue Recognition," with Respect to Certain Transactions. SOP 98-9 will be effective for transactions that are entered into in fiscal years beginning after March 15, 1999. Retroactive application is prohibited. We are in process of evaluating the impact of this pronouncement.

                                    BUSINESS

OVERVIEW

     We offer a comprehensive suite of software applications that enable companies to rapidly deploy and easily manage e-business portals and e-marketplaces. Our solution addresses the unique challenges faced by e-business portals and e-marketplaces in both business-to-business and business-to-consumer e-commerce. Our infrastructure solutions allow both business-to-business and business-to-consumer e-commerce companies to rapidly automate and continuously manage the flow of information and transactional data among their suppliers, distributors and customers. Our products enable our e-business portal and e-marketplace customers to: achieve rapid time-to-market, engage and retain customers, increase revenues and marketshare and attain agile e-business relationships. Our e-business portal and e-marketplace customers include Aspect Development, ClubComputer.com, FASTXchange, Harbinger Corporation, Moore North America Ltd., PurchasePro.com, TRIP.com, Travelocity.com and W.W. Grainger, Inc.

INDUSTRY BACKGROUND

     Companies in all industries around the world face the strategic imperative of re-creating themselves into electronic commerce, or e-commerce, companies. By augmenting or even replacing their traditional distribution, supply chain and customer-service channels with Internet-based channels, these companies seek to build new revenue streams and gain competitive advantage. Although the first generation of e-commerce consisted primarily of basic Web sites offering product information for marketing purposes, today the stakes are higher. We believe successful companies now need to create value-added relationships with suppliers and distributors and offer differentiated and unique online services to customers. By extending core business processes over the Internet and integrating systems with suppliers, distributors and customers, these companies seek to achieve significant competitive advantage, increased customer satisfaction and new sources of revenues. This next generation of e-commerce, often referred to as e-business, is transforming the way business is done and has given rise to the "Internet economy."

     With the evolution of the Internet as a primary means of conducting business, both in business-to-business and business-to-consumer markets, competitive pressures have driven new and more sophisticated forms of e-commerce to emerge. In the Internet economy, companies find it increasingly difficult to differentiate their offerings on the basis of products, price or location. As a result, vendors must deliver comprehensive business services and information to offer enhanced value to their suppliers, distributors and customers. In particular, companies seek to participate in two complementary e-business channels -- e-business portals and e-marketplaces -- as distinct ways to capitalize on the Internet, expand their businesses and protect their revenue opportunities. These channels are complementary since many vendors will create an e-business portal to directly sell their own goods and services in addition to offering those goods and services through participation in an e-marketplace.

     E-BUSINESS PORTALS. An e-business portal is an online destination site where vendors create value-added relationships with their suppliers, distributors and customers by offering an expanded set of information and services. For example, a business-to-consumer, travel-oriented e-business portal enables visitors to gain information about all aspects of the travel experience, including airfare, hotel availability, cultural activities, weather and current events, and then purchase all of the goods and services for a particular trip without having to leave the portal at any point in the process.

     E-MARKETPLACES. An e-marketplace is a comprehensive trading hub designed to efficiently manage transactions and services among multiple buyers and sellers. For example, a business-to-business e-marketplace acts as an intermediary to enable businesses to interact with potentially thousands of discrete vendors, compare parts, prices and configurations among those vendors, and then purchase all of the goods and services from one or several vendors without having to leave the e-marketplace at any point in the process.

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

     The Internet economy is poised for rapid growth, across both business-to-business and business-to-consumer markets. According to Forrester Research, the volume of business-to-business e-commerce transacted through e-business portals, e-marketplaces and other e-business offerings will grow from $43 billion in 1998 to $1.3 trillion in 2003.

     There are many demands placed on the infrastructure of e-business portals and e-marketplaces. Companies deploying e-business portals and e-marketplaces must be able to offer a broad range of dynamic information and services from a large, diverse set of trading partners, and do so faster than their competitors. Compounding this challenge is the fact that these e-business relationships require agility in terms of flexible, adaptable connections that accommodate rapid change. No single standard can be imposed on all suppliers of information and services offered by e-business portals and e-marketplaces.

     To successfully address these business requirements, e-business portals and e-marketplaces must meet complicated technical requirements. Key technical requirements include:

     - Aggregation -- capturing and transforming diverse information from a broad range of sources and in multiple formats;

     - Exchange -- enabling the exchange of business documents, including purchase orders and invoices, for secure, real-time business process automation;

     - Integration -- integrating e-business portals and e-marketplaces with operational systems to synchronize and automate services and transactions;

     - Personalization -- offering proactive notification of the availability of new information and events based on criteria defined by the end user; and

     - Syndication -- enabling businesses to package and publish select information in a broad range of formats to their trading partners.

     Given these requirements, e-business portals and e-marketplaces face significant challenges in effectively expanding their businesses to fully capitalize on the opportunities created by the Internet. Existing approaches for addressing these challenges are limited. The most common approaches consist of manual, custom systems, which may be adequate initially, but tend to break down as the e-business portals and e-marketplaces expand to provide additional services and information from an ever-increasing number of suppliers, distributors and customers. Many of these custom approaches incorporate single-function products that address particular infrastructure needs but do not offer a comprehensive solution that spans each of the important requirements. These custom approaches often lack:

     - speed of deployment;

     - ability to accommodate growth to thousands of discrete participants;

     - agility to accommodate rapid change; and

     - comprehensiveness to meet the demands of a broad range of e-business relationships and interactions.

     As a result, there is a need for e-business infrastructure applications that provide a comprehensive solution for enabling e-business portals and e-marketplaces. This solution must be open, expandable to many concurrent users and adaptable to enable the rapid aggregation, exchange, integration, personalization and syndication of dynamic information and services from a broad range of suppliers, distributors and customers.

ONDISPLAY SOLUTION

     We provide a comprehensive suite of software applications that enable companies to rapidly deploy and easily manage e-business portals and e-marketplaces. Our solution addresses the unique challenges faced by e-business portals and e-marketplaces in both business-to-business and business-to-consumer e-commerce. Our product suite spans each of the key infrastructure requirements: aggregation and syndication of diverse content and information; automation of critical business-to-business transactions; integration with operational systems; and proactive notification to enhance customer loyalty.

     Our solution enables our e-business portal and e-marketplace customers to:

     - ACHIEVE RAPID TIME-TO-MARKET. Our products enable our customers to rapidly deploy e-business portals and e-marketplaces. We provide a comprehensive application suite that eliminates the need for months of custom programming and that reduces the customer's reliance on complex systems integration. As a result, we enable our customers to dramatically reduce their time-to-market.

     - ENGAGE AND RETAIN CUSTOMERS. By automating the aggregation of a wide variety of rich, relevant, and timely information and services, our solution enables e-business portals and e-marketplaces to transform their Web sites into highly convenient destination locations for their customers. In addition to aggregating diverse information and services, we offer a personalization product that enables our customers to automatically notify their participants of newly available information. These personalization and rich content capabilities enable e-business portals and e-marketplaces to turn temporary visitors into buyers and to then build high-quality relationships with those buyers over time.

     - INCREASE REVENUES AND MARKET SHARE. Our products enable our customers to create superior Internet revenue channels through the rapid delivery of high quality information and services, and through achieving efficient interactions with suppliers, distributors and other business affiliates. These superior Internet revenue channels may, in turn, drive market share expansion as our customers are able to enhance their competitive position and extend their market leadership.

     - ENABLE EXPANDABLE AND AGILE E-BUSINESS. Our solution enables our customers to be more agile in responding to the rapid pace of change associated with the Internet economy. By delivering an easy-to-use and highly flexible product suite, we provide our customers with the ability to handle a broad range of rapidly changing business relationships. Our solution is capable of growing to support thousands of participants, flexible to accommodate rapidly changing relationships and industry standards, and adaptable to manage disparate systems and ways of doing business.

ONDISPLAY STRATEGY

     Our objective is to become the leading provider of comprehensive e-business infrastructure solutions that enable the creation of e-business portals and e-marketplaces. Key elements of our strategy to achieve this objective are:

     - TARGET E-BUSINESS PORTAL AND E-MARKETPLACE MARKETS. We intend to establish our brand and expand market share in two large and growing e-business markets: e-business portals and e-marketplaces. In the e-business portal market we will target both traditional and Internet-based businesses across specific markets with critical and urgent e-business needs. Our strategy is to pursue industries that have a large number of fragmented buyers and sellers and conduct large amounts of commerce. At the same time, we intend to aggressively expand our presence in the e-marketplace market, which we believe represents a major opportunity as e-marketplace businesses become pioneers in the use of automated, robust and expandable information exchange solutions.

     - ADDITIONAL EXPOSURE THROUGH NETWORK EFFECTS. As our customers use our solution across their network of suppliers, buyers and other market participants, numerous other e-businesses become aware of our products and their features and are continually exposed to our products with subsequent exchanges of critical business information. We believe this allows participants in e-business transactions to experience the benefits that our products deliver first hand, which creates a powerful network effect to drive more rapid product recognition and adoption. We intend to take maximum advantage of this visibility across our targeted markets in order to drive increased sales.

     - CONTINUE OUR TECHNOLOGICAL INNOVATION. We intend to continue to innovate comprehensive e-business infrastructure solutions based on our technology and emerging industry standards. Our

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

       core CenterStage technology provides a powerful foundation for seamless information exchange among e-business participants. With each succeeding generation of our technology, we have extended this foundation and added features that increase the range of functions and ease-of-use of our solutions. For example, as the Internet becomes the preferred medium for business transactions of all types, companies are increasingly using extensible markup language, or XML, as the software protocol upon which to base their interactions with suppliers, distributors and customers. We intend to take advantage of this trend by continually enhancing our highly automated, easy-to-use XML solution.

     - BUILD UPON OUR NETWORK OF RELATIONSHIPS. We are building relationships with a variety of industry leading independent software vendors, platform providers and systems integrators. We intend to utilize and extend this network to reach target markets, accelerate the adoption of our technologies, and test and validate our next-generation product and technology. These relationships enable us to focus on our core competencies, while offering our customers highly complementary technologies from industry leaders and innovators. We believe that these relationships, in addition to others that we intend to pursue, will help validate and accelerate the widespread adoption of our e-business infrastructure solutions.

     - EXPAND OUR INTERNATIONAL PRESENCE. We intend to penetrate global markets by establishing a worldwide field sales, marketing, and services organization. We are currently establishing and staffing international headquarters and field sales offices in Europe. We also expect to establish relationships with international distributors and systems integrators.

PRODUCTS

     We provide an integrated solution for enabling the rapid deployment and seamless management of e-business portals and e-marketplaces. Our products are complementary, but can be purchased separately, so that online businesses can select the individual products they need to meet their immediate business objectives and then add additional CenterStage products as their requirements evolve.

     The license fee for each CenterStage product is based on the number of servers running the software and the number of different information sources accessed. The list price of each CenterStage product starts at $75,000. License fees for installations typically range from $100,000 to $400,000. The CenterStage product suite includes:

     - CENTERSTAGE ECONTENT -- Our CenterStage eContent application enables our customers to aggregate, or gather, and transform a wide range of information, or content, for their e-business portals and e-marketplaces. Whether the source format is structured, as with database or application data, or unstructured, as with Web pages, CenterStage eContent lets users specify, select, transform, update and manage diverse content rapidly and easily. CenterStage eContent can handle high volumes of data, for example, aggregating text and graphics on hundreds of thousands of products. As a result, CenterStage eContent enables e-business portals and e-marketplaces to deliver a wide array of rich, relevant information to keep their customers from having to leave their Web sites to access this information.

       Travel portals, for example, use CenterStage eContent to pull up-to-date airline, hotel, cruise package, car rental and weather information onto their Web sites from hundreds of affiliated companies. By presenting customers with this pertinent and timely information, these travel portals are better able to engage and retain their customers and increase their bookings.

     - CENTERSTAGE EBIZXCHANGE -- Our CenterStage eBizXchange application takes advantage of advanced technologies to rapidly and securely exchange business transaction information across a wide array of trading partners. This information exchange can be accomplished across corporate security systems, or firewalls, using both "tight" and "loose" collaboration models. CenterStage eBizXchange's tight collaboration model allows business partners to define a standard approach for secure business-to-business information exchange, using a mutually agreed upon format. The product's loose collaboration model, enables the e-business to complete a transaction with its online trading partner by mimicking a user's actions on the trading partner's Web site, without the need for an explicit format agreement between the partners. CenterStage eBizXchange can handle thousands of transactions simultaneously, which enables our customers to expand their e-business applications to meet the needs of increasing numbers of users.

       Industrial supplies e-marketplaces, for example, use CenterStage eBizXchange to manage transactions among multiple buyers and sellers, using a range of transaction formats and protocols. These e-marketplaces use CenterStage eBizXchange to automatically request and route electronic business documents including purchase orders, requisitions, inventories and pick lists. These e-marketplaces may use tight collaboration for large buyers and suppliers, while they employ loose collaboration for smaller groups that might not have the resources to implement specific technology formats.

     - CENTERSTAGE EINTEGRATE -- Our CenterStage eIntegrate product provides a complete solution for linking the e-business portal or e-marketplace with its existing internal applications, including enterprise resource planning, or ERP, systems. This linking, or integration, enables the portal's customers, partners and suppliers to perform a range of functions on the Web-based portal, including placing an order with the source data, such as inventory availability, accessible from an internal system. CenterStage eIntegrate can handle thousands of internal application updates and data requests simultaneously, which enables our customers to expand their e-business applications to meet the needs of increasing numbers of users. CenterStage eIntegrate can use existing technologies, including popular message brokers, to request and route data. In addition, customers can purchase and use integration toolkits to create tighter links between their e-business portals and their internal applications, including those from Oracle, PeopleSoft and SAP.

       A computer and electronics portal, for example, may use CenterStage eIntegrate to process customer orders and enter these orders directly into the e-business's internal accounting system. The portal's customers could also check the status of their orders by accessing that information directly from the internal accounting system using CenterStage eIntegrate.

     - CENTERSTAGE ENOTIFY -- Our CenterStage eNotify product allows e-businesses to offer customer-requested updates, or alerts, to build relationships with their customers. Unlike many existing programs that track each user's behavior patterns to create targeted sales offers, CenterStage eNotify enables online visitors to enter their own information requests about specific events on the e-business Web site. The CenterStage eNotify system would then deliver notifications of new requested information via email or pager update directly to the customer. CenterStage eNotify can support thousands of information requests, which enables our customers to meet the needs of increasing numbers of users. This event-based execution enables customers to receive notifications based on timely information.

       An online gift store, for example, can use CenterStage eNotify to invite customers to specify the product and price they want, and to then alert those customers when the requested item is available.

     - CENTERSTAGE ESYNDICATE -- Our CenterStage eSyndicate product enables e-businesses to offer, or publish, select information from their e-business portals or e-marketplaces, based on customers' information requests, or subscriptions. CenterStage eSyndicate intelligently manages and routes the requested information using any electronic format, open standard or industry protocol. CenterStage eSyndicate is capable of routing a wide range of continuously changing information from an array of original sources, including databases and Web pages.

       An automotive manufacturer, for example, may use CenterStage eSyndicate to publish parts catalogs to its dealer network. Dealers in the network would select the parts information they need and specify how often they want the manufacturer to update the information. As the manufacturer adds new parts or changes prices on its Web site, CenterStage eSyndicate would automatically update dealers on the changes relevant to them.

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

--------------------------------------------------------------------------------------------------
          PRODUCT                         FEATURES                           BENEFITS
--------------------------------------------------------------------------------------------------
CenterStage eContent          - Rapid, automated content         - Quick access to rich, relevant
                                aggregation from diverse           content from the most
                                sources                            appropriate source available
                              - Access to structured and         - Fresh content delivered
                                unstructured data                  automatically
                              - Easy-to-use interface            - Reduces deployment cost by not
                                                                   requiring programmer support
                              - Expandable to many concurrent    - Supports data from a variety of
                                users                              sources and multiple concurrent
                                                                   users
--------------------------------------------------------------------------------------------------
 CenterStage eBizXchange      - Automated transaction exchange   - Time and cost savings from
                                between market participants        elimination of manual processes
                              - Support for "loose"              - Exchange transactions with
                                collaboration                      multiple trading partners
                                                                   without requiring changes to
                                                                   the partner's infrastructure
                              - Support for "tight"              - Rapidly facilitates business
                                collaboration models using         transactions using reliable,
                                industry standards                 highly secure connections
                              - High-volume execution            - Quick and reliable business
                                environment                        exchange processing
--------------------------------------------------------------------------------------------------
 CenterStage eIntegrate       - Automated, rapid integration of  - Reduces manual integration
                                e-business portal with internal    processes
                                applications
                              - Expandable, real-time execution  - Support for high transaction volumes with complex business
                                                                   process routing
                              - Integration with industry        - Flexibility to route
                                leading message brokers            transactions and messages while
                                                                   optimizing existing enterprise
                                                                   infrastructures
                              - PeopleSoft, Oracle and SAP       - Tight integration with leading
                                Integration Toolkits               enterprise resource planning
                                                                   applications
--------------------------------------------------------------------------------------------------
 CenterStage eNotify          - Customer request-based           - Proactive, permission-based
                                notification                       interaction to engage and
                                                                   retain customers
                              - Event-based execution            - Notifications based on fresh,
                                                                   relevant content
                              - Delivery of alerts via email     - Immediate, reliable
                                and pager                          notification using customer's
                                                                   preferred medium
--------------------------------------------------------------------------------------------------
 CenterStage eSyndicate       - Automated content publication    - Customized information based on
                                based upon user subscriptions      company specific requirements
                              - Content publishing in multiple   - Flexibility to syndicate
                                formats                            content to a wide range of
                                                                   market participants
                              - Continuous routing of dynamic    - Automatic support for fast-
                                data using industry standards      changing information
--------------------------------------------------------------------------------------------------

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

                                      LOGO

     Using the CenterStage application suite, an e-business portal can rapidly automate and continuously manage the flow of information among its suppliers, distributors and customers. In the diagram above, the e-business portal uses CenterStage eContent to quickly gather and transform diverse product and other information from a large community of suppliers, regardless of source format. In addition, the e-business portal uses CenterStage eBizXchange to automate business transactions with suppliers and also with e-marketplaces and other affiliates. CenterStage eIntegrate is used to link the e-business portal with internal systems. The e-business portal may use CenterStage eNotify to proactively deliver requested notifications to customers, while it uses CenterStage eSyndicate to publish customized product catalogs and price lists to affiliates and e-marketplaces.

                                      LOGO

     An e-marketplace may use the CenterStage product suite to automate and seamlessly manage the flow of information and transactions among multiple buyers, suppliers and distributors. The e-marketplace is able to use CenterStage eContent to capture and transform diverse data from multiple suppliers, while using CenterStage eBizXchange to handle multiple simultaneous transactions among buyers, affiliates and suppliers. CenterStage eSyndicate can be used to proactively publish information of interest to buyers and affiliates using a variety of formats. Concurrently, participant buyers and suppliers can use CenterStage eIntegrate to link their e-business operations with their internal applications.

     Each of the participants in the e-business value chain are able to use our CenterStage product suite to exchange information and services with other participants. For example, suppliers may use CenterStage eSyndicate to publish information to multiple e-marketplaces simultaneously, just as an e-business portal is able to publish information to its customers. Similarly, corporate buyers may use CenterStage eIntegrate to link their Web-based procurement applications to operational systems.

SERVICES

     Our professional services organization works with customers to ensure that they meet their business objectives and achieve their expected return on investment. We focus on the rapid deployment of e-business solutions by taking advantage of an experienced team of consultants. Our professional services organization brings a diverse set of skills and experiences -- combining both business and technical expertise to quickly meet our customers' requirements. Our professional services include:

     - design system and application architectures that best utilize the functionality of our software;

     - installation of our software and implementation within customers' existing information technology infrastructure;

     - transformation of data from one format to another;

     - development of interfaces between disparate software applications;

     - training of users at the location of implementation; and

     - maintenance and support of our software by skilled professional services providers.

ARCHITECTURE

     Our CenterStage product suite is based on the CenterStage technology platform. This platform provides a means to develop and execute agents for accessing, gathering, transforming and distributing information and transactions using multiple approaches. Our CenterStage technology platform provides easy application customization capabilities along with a high-performance execution engine for production environments.

     The CenterStage architecture provides the following environments:

     - rapid development environment -- graphical development environment for creating CenterStage agents and for customizing the resulting information display; and

     - execution/routing environment -- featuring a high-volume execution server for processing information agents.

                        CENTERSTAGE ARCHITECTURE GRAPHIC

     Rapid Development Environment

     At the core of our CenterStage technology platform is a graphical development environment to create and test information retrieval and transformation agents. These agents have the ability to access information from multiple sources in many different formats. Some of these sources include the Web, databases, software applications and various information systems.

     Flexible Execution/Routing Environment

     Our flexible CenterStage technology architecture can process agents in three ways:

     - the Agent Engine processes large batches of information on a one-time or regularly scheduled basis;

     - the Agent Server handles multiple requests simultaneously and also includes a load balancing feature, which distributes requests across multiple servers; and

     - the Content Broker enables the publishing of agents based on user-defined events. These agents can be published through a wide variety of delivery mechanisms, including message brokers, application interfaces, Internet connections, e-mail and pagers.

CUSTOMERS

     The following is a representative list of our customers as of September 30, 1999 who have purchased CenterStage products for use in e-business portal or e-marketplace applications.

Aspect Development                      Moore North America Ltd.
Carlson Travel Group                    Orlando Sentinel Communications
Classified Ventures                     PurchasePro.com
ClubComputer.com                        RMI.NET
FASTXchange                             Travelocity.com
Harbinger Corporation                   telstreet.com
International eCommerce                 TRIP.com
W.W. Grainger, Inc.

     No customer accounted for more than 10% of our revenues in the nine months ended September 30, 1999, except PurchasePro.com, which accounted for approximately 14%.

     The following are illustrative customer case studies:

     Online Travel e-Business Portal -- Travelocity.com (Sabre)

     Travelocity.com is a one-stop travel Web site providing secure online reservation capabilities for air, car, hotel and vacation reservations, plus access to a vast database of destination and other travel information. One of Travelocity.com's biggest challenges that all online travel Web sites face, is getting online visitors to book reservations online instead of solely using the travel site as a planning tool. With our CenterStage eContent product, Travelocity.com aggregates extensive destination and related travel information into their Web site, replacing its previous practice of providing links to other Web sites and sending visitors to those Web sites to get the information. For example, Travelocity.com consolidates hotel amenities, images and room rates from more than 42,000 hotel properties.

     In another project, Travelocity.com used CenterStage eContent to bring tourist-related content for worldwide vacation destinations into their Web site. With these solutions in place, Travelocity.com has increased the number of visitors who book reservations by delivering all the relevant information their members need in order to close the transaction online.

     Online Computer Retail e-Business Portal -- ClubComputer.com

     ClubComputer.com is a rapidly growing membership-based online retailer of computer products. Since ClubComputer.com relies on its e-business portal to conduct all of its business, it must deliver a superior online experience while operating on very thin margins. ClubComputer.com was receiving incomplete product information from its trading partners. At the same time, placing customer orders was a slow, manual process. To address these information exchange problems, ClubComputer.com uses

CenterStage eContent to supplement its trading partners' incomplete product information with information directly pulled from manufacturers' Web sites, and CenterStage eBizXchange to provide a real-time solution to placing orders with its trading partners. As a result, ClubComputer.com improved the online shopping experience for its customers and saved substantial time and expense in implementing automated business-to-business communications with its trading partners.

     Business-to-Business e-Marketplace -- FASTXchange

     FASTXchange delivers outsourced purchasing services via a suite of Internet-based products and services. FASTXchange sources products, on behalf of its customers, from over 30,000 suppliers. A customer's purchase request is first processed by FASTXchange's Internet-based procurement engine. Any purchase requests that cannot be automatically fulfilled by the procurement engine are then serviced by the FASTXchange purchasing department. To increase the percentage of purchase requests that can be automatically processed, FASTXchange uses CenterStage eContent to dynamically pull supplier, part, pricing and availability information into its procurement engine. This allows FASTXchange to process more orders by increasing the level of overall automation, and to shorten the average time required to fulfill an order for its customers.

     Online Travel e-Business Portal -- TRIP.com

     TRIP.com is a one-stop online travel services provider devoted to the business traveler. TRIP.com recently launched intelliTRIP.com, an online travel Web site for bargain airfare reservations, powered by a proprietary travel search technology designed to collect airfares directly from the major airlines. As intelliTRIP.com became increasingly successful, demand for airfares from a wider range of airlines increased. In addition, TRIP.com wanted to expand intelliTRIP.com into new travel markets such as the hotel and rental car markets. TRIP.com's proprietary technology was unable to keep pace with its growth plans because of the time required to connect to a new travel supplier. Rather than continuing to invest in this technology, TRIP.com chose CenterStage eContent to simultaneously query, extract and deliver travel fares and other related information from hundreds of airlines, hotels and rental car suppliers. With our CenterStage eContent product, intelliTRIP.com can bring a new travel supplier online in at least 50% less time.

SALES AND MARKETING

     We market our CenterStage products and related services primarily through a direct sales organization. Our direct sales organization focuses on sales to recently formed companies that are creating e-business portals and e-marketplaces and larger corporate customers building or improving their Web presence. We maintain a sales office in our headquarters in San Ramon, CA and in offices located in the following metropolitan areas: Atlanta, Boston, Denver, Houston, Indianapolis, Los Angeles, Mt. Laurel, NJ and New York. We intend to increase our North American sales force by opening additional field sales offices and adding sales representatives to our existing territories. Additionally, we intend to expand our presence in international markets by building an international sales force.

     Since our inception, we have invested substantial resources in a broad range of marketing activities to generate demand, gain corporate brand identity, establish the e-business portal and e-marketplace product category and educate the market about our products and services. These activities have included advertising, including both print and online, direct marketing, including direct mail and e-mail and online seminars, public relations, participating in trade shows and conferences and providing product information through our Web site.

     In addition to the direct sales channel, we have also entered into several marketing and referral agreements with industry leading software companies. As part of these agreements these companies introduce our products and services to prospective customers to generate qualified sales leads. In some cases we pay a referral fee for these leads. These fees are based on the net license revenue we receive from these leads and are included in marketing expense when paid. These agreements enable us to expand our potential market and help to validate our solution.

     As part of our sales and service offerings, we provide comprehensive product support through a variety of methods. Our experienced support team members understand the problems our customers face and work closely with them to help provide solutions. This comprehensive support enables us to ensure our customers' satisfaction and increases opportunities for repeat sales and positive customer references.

COMPETITION

     The market for our products and services is intensely competitive, evolving and prone to rapid technological change. We expect the intensity of competition to increase in the future. Competitors vary in size and in the scope and breadth of the products and services offered. To date, we have faced competition and sales resistance from the internal information technology departments of current and potential customers that have developed or may develop in-house systems that may substitute for those we offer. We expect that internally developed infrastructure systems will continue to be a principal source of competition for the foreseeable future. In the license of e-commerce products, we primarily encounter competition from webMethods. If we are successful, we expect to encounter many additional competitors in the future. In addition, because there are relatively low barriers to entry in the software market, we expect additional competition from other established and emerging companies as the Internet software market continues to develop and expand. In particular, we believe we may face competition from IBM, Microsoft, Oracle and Sun Microsystems as those companies may perceive entry into our market segment as strategic. We also may face competition from established companies in the enterprise application integration and e-business platform markets, any of which could build and market products that would reduce or eliminate the need for our technology.

     We believe that the principal competitive factors affecting our market include core technology, product features, product quality and performance and customer service. Although we believe that our products and services currently compete favorably with respect to these factors, our market is relatively new and is rapidly evolving. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

     Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we have. In addition, many of our competitors have well-established relationships with current and potential customers of ours, have extensive knowledge of our industry and are capable of offering a comparable solution. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products and services than we can. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products and services to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of software industry consolidations.

     Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our business, operating results and financial condition. We may not be able to compete successfully against current and future competitors.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we seek to protect through a combination of copyright, trade secret and trademark law. We also enter into confidentiality or license agreements with our employees and consultants, and other companies with whom we have concluded marketing agreements and generally seek to control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently. We pursue the registration of our trade and service marks in the United States and internationally, and we have registered the trademarks OnDisplay and CenterStage in the United States. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are distributed or made available through the Internet, and policing unauthorized use of our proprietary information is difficult.

     Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving. We cannot give any assurance as to the future viability or value of any of our proprietary rights. In addition, we cannot give any assurance that the steps taken by us will prevent misappropriation or infringement of our proprietary information. Any intellectual property infringement or misappropriation, should it occur, could have a material adverse effect on our business, operating results and financial condition.

     In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Any intellectual property litigation would result in substantial costs and diversion of resources and management attention and could have a material adverse effect on our business, operating results and financial condition. Our business activities may infringe upon the proprietary rights of others, and other parties may assert infringement claims against us. Any claim and resultant litigation, should it occur, might subject us to significant liability for damages and might result in invalidation of our proprietary rights and even if not meritorious, would be time consuming and expensive to defend and would result in the diversion of management time and attention, any of which might have a material adverse effect on our business, operating results and financial condition.

EMPLOYEES

     As of September 30, 1999, we employed 106 persons. Our success will depend in large part upon our ability to attract and retain employees. We face competition in this regard from other companies, but we believe that we maintain good relations with our employees.

FACILITIES

     We sublease approximately 20,000 square feet of office space in two office locations in San Ramon, California and smaller sales offices located in the following metropolitan areas: Atlanta, Boston, Denver, Houston, Indianapolis, Los Angeles, Mt. Laurel, NJ and New York. We believe that our San Ramon facilities will meet our space requirements for the next year. The sublease for the San Ramon facilities expire in July 2000 and July 2002 with no option to extend.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceeding.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth some information concerning our executive officers and directors:

                    NAME                       AGE                      POSITION
                    ----                       ---                      --------
Mark Pine....................................  45    Chief Executive Officer and Director
Venkat Mohan.................................  46    President and Chief Operating Officer
David Larson.................................  52    Vice President and Chief Financial Officer
Carol Richwood...............................  38    Vice President, Corporate Controller
Trung Dung...................................  32    Chief Technology Officer
Mark Deppe...................................  47    Vice President, Software Development
Olivier Sermet...............................  34    Vice President, Worldwide Field Operations
Santi Pierini................................  36    Vice President, Global Product Management
Peter Buzzard................................  33    Vice President of Product Marketing
Janet Azevedo................................  40    Vice President of Human Resources
Timothy Barrows(1)...........................  42    Director
Promod Haque(1)(2)...........................  51    Director
John Mandile.................................  38    Director
Christopher Spray............................  43    Director
Margaret Taylor..............................  48    Director
Carmine Villani(2)...........................  56    Director

---------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

     Mark Pine is a founder of OnDisplay and has served as our Chief Executive Officer and as a member of our board of directors since August 1996, and also as our President until November 1999. From 1994 to August 1996, Mr. Pine served as a part-time consultant to various software companies. From 1990 to 1994, Mr. Pine was the Vice President of Engineering and Senior Vice President of Sybase, Inc., a database software company, overseeing Sybase's largest product division. Prior to joining Sybase, Mr. Pine was a part of the founding management team of ARIX Corporation, a computer manufacturer, and Parallel Computers, a computer manufacturer. Mr. Pine holds a B.A. from University of California, San Diego.

     Venkat Mohan became our President and Chief Operating Officer in November 1999. Prior to joining OnDisplay, he had been Vice President, Global Marketing and E-Commerce at General Electric Information Services, Inc., a subsidiary of General Electric Company, since August 1996. Mr. Mohan was the President and COO of Cadis Inc., a software company, from November 1993 to August 1996, and was the Executive Vice President, Marketing of VMX, Inc., a voice processing technology company, from 1990 to 1993. He holds a technology degree from the Indian Institute of Technology, an MS degree in Industrial and System Engineering from the University of Florida and an MBA degree from the Harvard Business School, where he was a Baker Scholar.

     David Larson has served as our Vice President and Chief Financial Officer since October 1999. From November 1998 to September 1999, Mr. Larson served as Senior Vice President and Chief Financial Officer of AboveNet Communications Inc., a provider of managed co-location and Internet connectivity solutions. From December 1997 to November 1998, Mr. Larson served as Vice President and Treasurer of Silicon Valley Group, Inc., a manufacturer of semiconductor equipment. From August 1993 to December 1997, Mr. Larson served as Silicon Valley Group's Director of Planning and from July 1991 to August 1993, Mr. Larson served as Silicon Valley Group's Corporate Controller. Mr. Larson received a B.S. from California Polytechnic State University, San Luis Obispo.

     Carol Richwood has served as our Vice President, Corporate Controller since April 1999. From June 1997 to April 1999, Ms. Richwood served in various senior accounting positions at PeopleSoft, Inc, an enterprise software supplier, including as a divisional controller of PeopleSoft. From June 1994 to June 1997, she served as controller of various divisions of VeriFone, Inc., a supplier of transaction automated systems. Ms. Richwood holds a B.S. from San Francisco State University and is a certified public accountant.

     Trung Dung is a founder of OnDisplay and has served as our Chief Technology Officer since August 1996. From August 1995 to June 1996, Mr. Dung was a senior software engineer at Open Market, Inc., an e-commerce software provider. From August 1994 to July 1995, Mr. Dung was a senior software engineer with Software Emancipation Technology, a software company. Mr. Dung holds a B.S. from University of Massachusetts and attended graduate school at Boston University from 1988 to 1993.

     Mark Deppe has served as our Vice President Software Development since October 1996. From August 1990 to October 1996, Mr. Deppe served in various technical positions, including Senior Director of Engineering, at Sybase, Inc., a software company. Prior to joining Sybase, Mr., Deppe held senior management positions at Hewlett-Packard Company, a manufacturer of computers and other automated systems, Apple Computer, a computer manufacturer, Software Publishing Corporation, a software company and Cooperative Solutions, a software company. Mr. Deppe holds a B.S.E. and M.S.E. from University of Michigan.

     Olivier Sermet has served as our Vice President, Worldwide Field Operations since May 1997. From June 1995 to May 1997, Mr. Sermet served as Vice President of Operations and General Manager for Dun & Bradstreet Software, a software company. From 1994 to June 1995 Mr. Sermet served as Regional Sales Manager at Racal Datacom, a manufacturer of telecommunications equipment. Mr. Sermet holds a Baccalaureate from Ecole de Provence (Marseille, France) and an M.B.A. from Northern Illinois University.

     Santi Pierini has served as Vice President, Global Product Management since November 1999, and also held positions as our Vice President of Technology from February to November 1999, and as our Director of Worldwide Presales (technical support) from July 1997 to February 1999. From August 1994 to July 1997, Mr. Pierini served as Director, Presales of Dun & Bradstreet Software, Inc. Mr. Pierini holds a B.S. from California Polytechnic State University, San Luis Obispo.

     Peter Buzzard has served as Vice President of Product Marketing since September 1999. From February 1996 to November 1998, Mr. Buzzard served as Manager of Worldwide Channel Marketing at Open Market, Inc., a software company. From May 1995 to February 1996, Mr. Buzzard served as Senior Product Marketing Manager at ON Technology, Inc., a software company. From July 1993 to May 1995, Mr. Buzzard served as Marketing Manager at MathSoft, Inc., a software company. Mr. Buzzard holds a B.S. from the College of Idaho and an M.I.M. from the American Graduate School of International Management.

     Janet Azevedo became our Vice President of Human Resources in November 1999. From October 1998 to November 1999, Ms. Azevedo performed independent consulting services. From May 1996 to September 1998, Ms. Azevedo served as Vice President, Human Resources of Genstar Container Corporation, a subsidiary of General Electric Company. From September 1993 to May 1996, Ms. Azevedo served as Vice President, Human Resources and Administration of GE Capital Computer Leasing, a subsidiary of General Electric Company. Ms. Azevedo holds a B.B.A. from Baylor University.

     Timothy Barrows has served as one of our directors since September 1996. Since 1985, Mr. Barrows has been a general partner of Matrix Partners, a venture capital firm. Mr. Barrows serves as director of SilverStream, Inc., Sycamore Networks, Inc. and several private companies. Mr. Barrows holds a B.A. from Williams College and an M.B.A. from Stanford University.

     Promod Haque has served as one of our directors since August 1997. Dr. Haque has since November 1990 served as a general partner of various of the Norwest Venture Partners venture capital funds. He is currently managing general partner of Norwest Venture Partners VII. Dr. Haque is a director of Showcase

Corporation, Extreme Networks, Inc., Primus Knowledge Solutions, Cerent Corporation, Siara Systems, Transaction Systems Architects, Inc. and several privately held companies. Dr. Haque holds a Ph.D.E.E. degree and an M.S.E.E. degree from Northwestern University, an M.M. degree from the J.L. Kellogg Graduate School of Management, Northwestern University, and a B.S.E.E. degree from the University of Delhi, India.

     John Mandile has served as one of our directors since August 1996. Since September 1996, Mr. Mandile has been a general partner of Sigma Partners, a venture capital firm. From August 1995 to April 1996, Mr. Mandile was the President & CEO of Vermeer Technologies, Inc., a Web authoring company that was acquired by Microsoft. From 1988 to 1992 Mr. Mandile was Vice President of Engineering of SQL Solutions, a software company, which was acquired by Sybase and after the acquisition served as Vice President of System Management at Sybase from 1992 to July 1995. Mr. Mandile holds a B.S.E. in Engineering Science from Tufts University and an MS in Computer Science from Worcester Polytechnic State University.

     Christopher Spray has served as one of our directors since September 1996. Since 1986, Mr. Spray has been a general partner of Atlas Venture, a venture capital firm. Mr. Spray holds a B.A. from Oxford University and an M.B.A. from INSEAD.

     Margaret Taylor has served as one of our directors since March 1999. Since 1989, Ms. Taylor has served at PeopleSoft, Inc. as Senior Vice President of Operations. Ms. Taylor holds a B.A. from Lone Mountain College.

     Carmine Villani has served as one of our directors since April 1997. Since 1992, Mr. Villani has been Senior Vice President and Chief Information Officer of McKessonHBOC, Inc., a health information services company. Mr. Villani holds a B.A. from Rutgers University.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our compensation committee consists of Messrs. Barrows and Haque. The compensation committee makes recommendations regarding our various incentive compensation and benefit plans and determines salaries for our executive officers and incentive compensation for our employees and consultants.

     Our audit committee consists of Messrs. Haque and Villani. The audit committee makes recommendations to the board of directors regarding the selection of our independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors and reviews and evaluates our control functions.

BOARD COMPOSITION

     Our bylaws currently authorize seven directors. Our certificate of incorporation and bylaws that become effective upon the completion of this offering provide that our Board will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The terms of the Class I directors, Messrs. Mandile and Spray, will end at the 2000 annual meeting of stockholders. The terms of the Class II directors, Messrs. Barrows and Haque will end at the 2001 annual meeting of stockholders. The terms of the Class III directors, Messrs. Pine and Villani and Ms. Taylor, will end at the 2002 annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This staggered classification of the board of directors may have the effect of delaying or preventing changes in control or management. There are no family relationships among any of our directors, officers or key employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of our compensation committee was, at any time since our formation, an officer or employee of OnDisplay. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. See "Certain Transactions" for a description of transactions between OnDisplay and entities affiliated with members of our compensation committee.

DIRECTOR COMPENSATION

     Directors currently do not receive any cash compensation from OnDisplay for their services as members of the board of directors, although members are reimbursed for expenses in connection with attendance at board of directors and committee meetings. At times in the past we have granted our outside directors options to purchase shares of our common stock under the 1996 Stock Plan. In October 1996, we granted John Mandile an option to purchase 42,500 shares at a per share exercise price of $0.10. In April 1997, we granted Carmine Villani an option to purchase 20,000 shares at per share exercise price of $0.10 and in January 1999, we granted Mr. Villani an option to purchase an additional 20,000 shares at a per share exercise price of $0.40. In March 1999, we granted Margaret Taylor an option to purchase 30,000 shares at per share exercise price of $0.40. In December 1999, we granted options to Timothy Barrows, Promod Haque and Christopher Spray each to purchase 30,000 shares at a per share exercise price of $8.00.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by us during the year ended December 31, 1998, to our Chief Executive Officer and to our other most highly compensated executive officers during our last fiscal year. This prospectus refers to these executives as the Named Executive Officers.

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG TERM
                                                                                     COMPENSATION
                                                                                        AWARDS
                                                                                     ------------
                                                             ANNUAL COMPENSATION      SECURITIES
                                                            ---------------------     UNDERLYING
               NAME AND PRINCIPAL POSITION                  SALARY($)    BONUS($)      OPTIONS
               ---------------------------                  ---------    --------    ------------
Mark Pine.................................................   175,002       5,000            --
President and Chief Executive Officer, Director
Olivier Sermet............................................   150,002      68,581            --
  Vice President, Worldwide Field Operations
Mark Deppe................................................   150,001          --            --
  Vice President, Software Development
Trung Dung................................................    96,667          --            --
  Chief Technology Officer

OPTION GRANTS IN LAST FISCAL YEAR

     No stock options were granted to our Named Executive Officers during the year ended December 31, 1998. In the current year through December 14, 1999, the Named Executive Officers received options totaling 390,000 shares (Mark Pine 250,000, Olivier Sermet 60,000, Mark Deppe 30,000 and Trung Dung 50,000). In addition, Venkat Mohan received an option to purchase 350,000 shares and David Larson received an option to purchase 200,000 shares in connection with their recent appointments as executive officers.

     In 1998, we granted options to purchase an aggregate of 781,750 shares of common stock to our employees, directors and consultants. Generally, we grant options at an exercise price equal to the fair market value of the underlying common stock on the date of grant, as determined by our board of directors, and the options vest over four years from the date of grant. In determining the fair market value of our common stock, our board of directors considers valuations of comparable companies, valuations at which we have issued preferred stock, valuation reports and analyses prepared by third parties, the relative rights and preferences of our preferred stock as compared to our common stock, and the lack of liquidity of our securities. Once we become a publicly-held company, the fair market value of our stock will equal its trading market price.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND VALUES OF UNEXERCISED OPTIONS

     None of the Named Executive Officers exercised any option in the year ended December 31, 1998.

     The following table sets forth for each of the Named Executive Officers the number and value of securities underlying unexercised options held at December 31, 1998. The "Value of Unexercised In-the-Money Options" at December 31, 1998 is based on a value of $0.40 per share, the fair market value of our common stock as of December 8, 1998, as determined by the board of directors, and at October 18, 1999 is based on an initial public offering price of $28.00 per share. In each case, the per share exercise price is subtracted and the resulting amount is multiplied by the number of shares issuable upon exercise of the option. All options were granted under our 1996 Stock Plan.

                              NUMBER OF SECURITIES
                             UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED          VALUE OF UNEXERCISED
                                   OPTIONS AT              IN-THE-MONEY OPTIONS AT       IN-THE-MONEY OPTIONS AT
                                DECEMBER 31, 1998             DECEMBER 31, 1998             DECEMBER 15, 1999
                           ---------------------------   ---------------------------   ---------------------------
          NAME             EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
          ----             -----------   -------------   -----------   -------------   -----------   -------------
Mark Pine................         --             --             --             --               --           --
Olivier Sermet...........     54,688             --       $ 16,406             --      $ 1,525,795           --
Trung Dung...............         --             --             --             --               --           --
Mark Deppe...............    382,500             --       $114,750             --      $10,671,750           --

INCENTIVE STOCK PLANS

1996 STOCK PLAN

     The board of directors adopted the 1996 Stock Plan on August 13, 1996 and the stockholders initially approved the 1996 Stock Plan on September 17, 1996. The 1996 Stock Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code to employees, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants.

  Number of Shares of Common Stock Available under the 1996 Stock Plan

     As of September 30, 1999, a total of 3,475,000 shares of common stock were authorized for issuance pursuant to the 1996 Stock Plan, of which options to acquire 2,099,990 shares were issued and outstanding as of that date and 18,834 shares remained available for future option grants. Between September 30, 1999 and December 14, 1999, we increased the number of authorized shares under the 1996 Stock Plan to 4,975,000 and granted additional options under the 1996 Stock Plan to purchase a total of 1,482,464 shares. The 1996 Stock Plan provides for annual increases in the number of shares available for issuance thereunder, on the first day of each new fiscal year, effective beginning with fiscal year 2001, equal to the lesser of 4.0% of the outstanding shares of common stock on the first day of the fiscal year, 1,000,000 shares or a lesser amount as the board of directors may determine.

  Administration of the 1996 Stock Plan

     The administrator of the 1996 Stock Plan, which may be either the board of directors or a committee of the board of directors, administers the 1996 Stock Plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code. The administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares issuable upon exercise of each option or stock purchase right, the exercisability of the options and the form of consideration payable upon exercise.

  Options

     The administrator determines the exercise price of nonstatutory stock options granted under the 1996 Stock Plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must at least be equal to the fair market value of the common stock on the date of grant. The exercise price of all incentive stock options granted under the 1996 Stock Plan must be at least equal to the fair market value of the common stock on the date of grant and the term of such option may not exceed ten years. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The administrator determines the term of all other options.

     No optionee may be granted an option to purchase more than 500,000 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted an option to purchase up to an additional 500,000 shares, which shall not count against the yearly limit set forth in the previous sentence.

     An optionee generally must exercise an option granted under the 1996 Stock Plan at the time set forth in the optionee's option agreement after termination of the optionee's status as an employee, director or consultant. Generally, in the case of the optionee's termination by death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for a period of three months. However, an option may never be exercised later than the expiration of the option's term.

  Stock Purchase Rights

     The Administrator determines the exercise price of stock purchase rights granted under the 1996 Stock Plan. In the case of stock purchase rights, unless the Administrator determines otherwise, the restricted stock purchase agreement entered into in connection with the exercise of the stock purchase right shall grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with the us for any reason, including death or disability. The purchase price for shares we repurchase pursuant to restricted stock purchase agreements shall generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option shall lapse at a rate that the Administrator determines.

  Transferability of Options and Stock Purchase Rights

     An optionee generally may not transfer options and stock purchase rights granted under the 1996 Stock Plan and only the optionee may exercise an option and stock purchase right during his or her lifetime.

  Adjustments upon Merger or Asset Sale

     The 1996 Stock Plan provides that in the event of a merger, sale or reorganization of OnDisplay with or into any other corporation or the sale of all or substantially all of the assets or outstanding stock of OnDisplay, in which transaction our stockholders immediately prior to such transaction own immediately after such transaction less than 50% of the equity securities of the surviving corporation, 18 months worth of vesting of outstanding options shall accelerate and become exercisable. The 1996 Stock Plan also provides that in the event of a merger of OnDisplay with or into another corporation, the successor corporation shall assume or substitute each option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted, the administrator shall provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares issuable upon exercise of the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

  Amendment and Termination of the 1996 Stock Plan

     Unless terminated sooner, the 1996 Stock Plan will terminate automatically in 2006. In addition, the Board of Directors has the authority to amend, suspend or terminate the 1996 Stock Plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the 1996 Stock Plan.

1999 EMPLOYEE STOCK PURCHASE PLAN

     Concurrently with the offering, we intend to establish an Employee Stock Purchase Plan.

  Number of Shares of Common Stock Available under the Purchase Plan

     A total of 1,500,000 shares of common stock will be made available for sale. In addition, the purchase plan provides for annual increases in the number of shares available for issuance under the purchase plan on the first day of each fiscal year, beginning with the fiscal year 2001, equal to the lesser of 1.5% of the outstanding shares of common stock on the first day of the fiscal year, 350,000 shares, or such other amount as may be determined by the board.

  Administration of the Purchase Plan

     The board of directors or a committee appointed by the board of directors administers the purchase plan. The board of directors or its committee has full and exclusive authority to interpret the terms of the purchase plan and determine eligibility.

  Eligibility to Participate

     Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the purchase plan if such employee:

     - immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of OnDisplay; or

     - whose rights to purchase stock under all employee stock purchase plans of OnDisplay accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

  Offering Periods and Contributions

     The purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, contains consecutive, overlapping 24-month offering periods. Each offering period includes four 6-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the last trading day on or before October 31, 2001.

     The purchase plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant's eligible compensation which includes the participant's base straight time gross earnings, commissions and cash incentive compensation, but exclusive of payments for overtime, shift premium, bonuses and other compensation. The maximum number of shares a participant may purchase during a six-month purchase period is 10,000 shares.

  Purchase of Shares

     Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each six-month purchase period. The price of stock purchased under the purchase plan is 85% of the lower of the fair market value of the common stock at the beginning of an offering period or after a purchase period end. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

  Transferability of Rights

     A participant may not transfer rights granted under the purchase plan other than by will, the laws of descent and distribution or as otherwise provided under the purchase plan.

  Adjustments upon Merger or Asset Sale

     The purchase plan provides that, in the event of a merger of OnDisplay with or into another corporation or a sale of all or substantially all of our assets, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

  Amendment and Termination of the Purchase Plan

     The purchase plan will terminate in 2009. However, the board of directors has the authority to amend or terminate the purchase plan, except that, contingent on some exceptions described in the purchase plan, no such action may adversely affect any outstanding rights to purchase stock under the purchase plan.

CHANGE OF CONTROL ARRANGEMENTS

     Under our 1996 Stock Plan, in the event of a merger, sale or reorganization of OnDisplay into another corporation which results in a change of control of OnDisplay, options that would have become vested within 18 months after the closing date of the merger transaction will accelerate and become fully vested upon the closing of the transaction.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies, including injunctive relief or rescission.

     Our bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

     We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, indemnify our directors and executive officers for specified expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any person in any action or proceeding, including any action by us arising out of that person's services as our director or executive officer, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                              CERTAIN TRANSACTIONS

OUR FORMATION

     In connection with our incorporation in August 1996, we issued 1,554,525 shares of common stock to Mark Pine, 1,554,525 shares of common stock to Trung Dung and 85,000 shares to Thang Tran at a purchase price of $.001 per share, paid in cash. We have the right to repurchase for $.001 per share any unvested founders' shares in the event of termination of employment under specified circumstances. This repurchase right lapsed as to one-fourth of the shares upon the first anniversary of the vesting start date, which in the case of Messrs. Pine and Dung was August 1996, and lapses as to the remaining shares on a cumulative monthly basis over a period of 36 months from the first anniversary of the vesting start date.

PREFERRED STOCK FINANCINGS

     In September 1996 and June 1997, OnDisplay issued to various investors a total of 3,500,000 shares of series A preferred stock at a purchase price of $1.00 per share. In June 1997 and January 1998, OnDisplay issued to various investors a total of 3,202,381 shares of series B preferred stock at a purchase price of $2.10 per share. In July 1998 and October 1998, OnDisplay issued to various investors a total of 2,189,173 shares of series C preferred stock at a purchase price of $4.00 per share. In August 1999, OnDisplay issued to various investors 1,723,739 shares of series D preferred stock at a purchase price of $9.52 per share. Each share of each series of preferred stock will convert into one share of common stock prior to the closing of this public offering.

     The holders of our preferred stock include, among others, the following directors and holders of more than 5% of our outstanding stock:

                                                                       PREFERRED STOCK
                                                         -------------------------------------------
                 PREFERRED STOCKHOLDER                   SERIES A    SERIES B    SERIES C   SERIES D
                 ---------------------                   ---------   ---------   --------   --------
HOLDERS OF MORE THAN 5%:
ATGF II................................................         --          --   945,000     52,521
  Matrix Partners IV, L.P(1)...........................  1,800,000     629,870   340,909    137,214
  Atlas Venture Fund II, L.P...........................  1,500,000     524,892   284,091     52,521
  Norwest Venture Partners VI, LP......................         --   1,904,762   500,000    119,088
DIRECTORS:
  Timothy Barrows(2)...................................  1,800,000     629,870   340,909    137,214
  Christopher Spray(3).................................  1,500,000     524,892   284,091     52,521
  Promod Haque(4)......................................         --   1,904,762   500,000    119,088
  John Mandile.........................................    100,000      11,905        --         --
  Margaret Taylor......................................         --          --    25,000         --

---------------
(1) Includes 145,400 shares held by the Matrix IV Entrepreneurs Fund, L.P.

(2) Includes shares held by Matrix Partners IV, L.P and Matrix IV Entrepreneurs Fund, L.P. Mr. Barrows, a general partner of Matrix Partners IV, L.P and Matrix IV Entrepreneurs Fund, L.P., disclaims beneficial ownership of the shares held by Matrix Partners IV, L.P and Matrix IV Entrepreneurs Fund, L.P., except to the extent of his proportionate pecuniary interest therein. Mr. Barrows is a member of our board of directors.

(3) Includes shares held by Atlas Venture Fund II, L.P. Mr. Spray, a general partner of Atlas Venture Fund II, L.P., disclaims beneficial ownership of the shares held by Atlas Venture Fund II, L.P., except to the extent of his proportionate pecuniary interest therein. Mr. Spray is a member of our board of directors.

(4) Includes shares held by Norwest Venture Partners VI, LP. Mr. Haque, a general partner of Norwest Venture Partners VI, LP, disclaims beneficial ownership of the shares held by Norwest Venture

    Partners VI, LP, except to the extent of his proportionate pecuniary interest therein. Mr. Haque is a member of our board of directors.

OFFICER LOANS

     In December 1999, OnDisplay made loans to the following executive officers in order to fund the exercise of a portion of the stock options held by each of them:

                                                                  NUMBER OF
                        NAME                            AMOUNT     SHARES
-----------------------------------------------------  --------   ---------
Mark Pine............................................  $625,000    250,000
Venkat Mohan.........................................  $650,000    100,000
Trung Dung...........................................  $325,000     50,000
David Larson.........................................  $500,000    100,000

OnDisplay has the right to repurchase unvested shares if the executive's employment terminates under some circumstances. Each loan was made under a full-recourse promissory note secured by pledge of the purchased shares. The notes will mature eighteen months after the date of this prospectus and bear interest at 5.66% compounded semiannually and payable at maturity.

POLICY REGARDING TRANSACTIONS WITH AFFILIATES

     All future transactions with affiliates, including any loans we make to our officers, directors, principal stockholders or other affiliates, will be approved by a majority of our board of directors, including a majority of the independent and disinterested members or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to us than we could have obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 1999, by the following individuals or groups:

     - each person, or group of affiliated persons, whom we know beneficially owns more than 5% of our outstanding stock;

     - each of our executive officers;

     - each of our directors; and

     - all of our directors and executive officers as a group.

     Unless otherwise indicated, the address for each stockholder on this table is c/o OnDisplay, Inc., 12667 Alcosta Boulevard, Suite 300, San Ramon, CA 94583. Except as otherwise noted, and dependent on applicable community property laws, to the best of our knowledge, the persons named in this table have sole voting and investing power with respect to all of the shares of common stock held by them.

     This table lists applicable percentage ownership based on 15,397,719 shares of common stock outstanding as of September 30, 1999, as adjusted to reflect the conversion of all outstanding shares of preferred stock upon the closing of this offering, and also lists applicable percentage ownership based on 18,897,719 shares of common stock outstanding after completion of this offering. Options to purchase shares of our common stock that are exercisable within 60 days of September 30, 1999 are deemed to be beneficially owned by the persons holding these options or warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage. The "Percent After Offering" column does not reflect the shares that may be acquired by the named stockholders in this offering or in the concurrent private sale of common stock. In no case will those purchases result in any named stockholder owning a higher percentage of outstanding shares after the public offering than before the public offering.

                                                                 SHARES BENEFICIALLY OWNED
                                                       ---------------------------------------------
                                                                     PERCENT BEFORE    PERCENT AFTER
                  BENEFICIAL OWNER                       NUMBER         OFFERING         OFFERING
                  ----------------                     ----------    --------------    -------------
Matrix Partners IV, L.P(1)...........................   2,907,993         18.9%            15.4%
Bay Colony Corporate Center
1000 Winter Street, Suite 4500
Waltham, MA 02154
Norwest Venture Partners VI, LP......................   2,523,850         16.4             13.4
  245 Lytton Avenue, Suite 250
  Palo Alto, CA 94111
Atlas Venture Fund II, L.P...........................   2,361,504         15.3             12.5
  222 Berkeley Street
  Boston, MA 02116
ATGF II..............................................     997,521          6.5              5.3
  c/o Amerindo Investment Advisors
  One Embarcadero, Suite 2300
  San Francisco, CA 94111
Mark Pine(2).........................................   1,463,275          9.5              7.7
Trung Dung...........................................   1,090,775          7.1              5.8
Mark Deppe(3)........................................     414,375          2.6              2.2
Olivier Sermet(4)....................................     174,312          1.1                *
Timothy Barrows(5)...................................   2,907,993         18.9             15.4
Promod Haque(6)......................................   2,523,850         16.4             13.4
John Mandile(7)......................................     145,551            *                *

                                                                 SHARES BENEFICIALLY OWNED
                                                       ---------------------------------------------
                                                                     PERCENT BEFORE    PERCENT AFTER
                  BENEFICIAL OWNER                       NUMBER         OFFERING         OFFERING
                  ----------------                     ----------    --------------    -------------
Christopher Spray(8).................................   2,361,504         15.3             12.5
Margaret Taylor......................................      25,000            *                *
Carmine Villani(9)...................................      40,000            *                *
All directors and executive officers as a group (10
  persons)...........................................  11,146,635         72.4%            59.0%

---------------
  *  Less than 1% of the outstanding shares of common stock.

 (1) Includes 145,400 shares held by the Matrix IV Entrepreneurs Fund, L.P.

 (2) Includes 249,000 shares beneficially held by trusts for the benefit of Mr. Pine's minor children and other family members.

 (3) Includes 286,875 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of September 30, 1999.

 (4) As of September 30, 1999, 72,229 of the shares held by Mr. Sermet are repurchasable by OnDisplay in the event Mr. Sermet's employment is terminated.

 (5) Includes shares held by Matrix Partners IV, L.P and Matrix IV Entrepreneurs Fund, L.P. Mr. Barrows, a general partner of Matrix Partners IV, L.P and Matrix IV Entrepreneurs Fund, L.P., disclaims beneficial ownership of the shares held by Matrix Partners IV, L.P and Matrix IV Entrepreneurs Fund, L.P., except to the extent of his proportionate pecuniary interest therein.

 (6) Includes shares held by Norwest Venture Partners VI, LP. Mr. Haque, a general partner of Norwest Venture Partners VI, LP, disclaims beneficial ownership of the shares held by Norwest Venture Partners VI, LP, except to the extent of his proportionate pecuniary interest therein.

 (7) Includes 33,646 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of September 30, 1999.

 (8) Includes shares held by Atlas Venture Fund II, L.P. Mr. Spray, a general partner of Atlas Venture Fund II, L.P., disclaims beneficial ownership of the shares held by Atlas Venture Fund II, L.P., except to the extent of his proportionate pecuniary interest therein.

 (9) As of September 30, 1999, 27,917 of the shares held by Mr. Villani are repurchasable by OnDisplay in the event Mr. Villani's service to the corporation as a director or consultant is terminated.

                          DESCRIPTION OF CAPITAL STOCK

     Our certificate of incorporation that becomes effective upon the closing of this offering authorizes the issuance of up to 100,000,000 shares of common stock, $0.001 par value, and authorizes the issuance of 10,000,000 shares of undesignated preferred stock, $0.001 par value. Our board of directors has the legal power, without stockholder approval, to establish the rights and preferences of the undesignated preferred stock. As of September 30, 1999, 4,782,426 shares of common stock were issued and outstanding and held by 97 stockholders, and 10,615,293 shares of preferred stock were issued and outstanding and held by 29 stockholders. Upon the closing of this offering, all outstanding shares of preferred stock will convert into an aggregate of 10,615,293 shares of common stock.

COMMON STOCK

     Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Holders of common stock are entitled to receive any dividends declared by the board of directors. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of OnDisplay, the holders of common stock are entitled to share in our assets remaining after the payment of liabilities. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The dividend, liquidation and other rights of the holders of common stock are junior to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may issue in the future.

PREFERRED STOCK

     The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of preferred stock. However, the effects might include, among other things:

     - restricting dividends on the common stock;

     - diluting the voting power of the common stock;

     - impairing the liquidation rights of the common stock; or

     - delaying or preventing a change in control of OnDisplay without further action by the stockholders.

     Upon the closing of this offering, no shares of preferred stock will be outstanding, and OnDisplay has no present plans to issue any shares of preferred stock.

WARRANTS AND OTHER OBLIGATIONS TO ISSUE CAPITAL STOCK

     As of September 30, 1999, we have outstanding warrants to purchase an aggregate of 85,537 shares of series C preferred stock at an exercise price of $6.05 per share. The warrants are currently exercisable in full and will expire on the third anniversary of the effective date of this offering. Upon the closing of this offering, the warrants will become exercisable for 85,537 shares of common stock.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     After this offering, holders of 10,615,293 shares of common stock and 85,537 shares of common stock issuable upon exercise of outstanding warrants, the "registrable securities," or their transferees are entitled to certain rights with respect to the registration of shares under the Securities Act. These rights are provided under the terms of an agreement between OnDisplay and the holders of the registrable securities. Beginning six months following the date of this prospectus, holders of the registrable securities may require on two occasions, that we use our best efforts to register the registrable securities for public resale. On the first occasion holders of at least 10% may request a registration and on the second occasion holders of 40% may request a registration. OnDisplay is obligated to register these shares only if the outstanding registrable securities have an anticipated public offering price of at least $5,000,000. Also, holders of 10% of the registrable securities may require, no more than once during any twelve-month period, that OnDisplay register their shares for public resale on Form S-3 or similar short-form registration if the value of the securities to be registered is at least $1,000,000. Furthermore, in the event OnDisplay elects to register any of its shares of common stock for purposes of effecting any public offering, with the exception of our initial public offering, the holders of registrable securities are entitled to include their shares of common stock in the registration, but OnDisplay may reduce the number of shares proposed to be registered in view of market conditions. OnDisplay will bear all expenses in connection with any registration, other than underwriting discounts and commissions. All registration rights will terminate five years following the consummation of this offering.

CHARTER AND BYLAW PROVISIONS AND DELAWARE LAW

     Some provisions of Delaware law and OnDisplay's certificate of incorporation and bylaws could make the following more difficult:

     - the acquisition of OnDisplay by means of a tender offer;

     - acquisition of OnDisplay by means of a proxy contest or otherwise; or

     - the removal of OnDisplay's incumbent officers and directors.

     These provisions, summarized below, are expected to discourage some types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of OnDisplay to first negotiate with OnDisplay's board. OnDisplay believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure OnDisplay outweigh the disadvantages of discouraging proposals because negotiation of these proposals could result in an improvement of their terms.

     Election And Removal Of Directors.

     Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with OnDisplay's stockholders electing one class each year. See "Management-Board Composition." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of OnDisplay, because it generally makes it more difficult for stockholders to replace a majority of the directors.

     Stockholder Meetings.

     Under our bylaws, only the board of directors, the chairman of the board and the president may call special meetings of stockholders.

     Requirements For Advance Notification Of Stockholder Nominations And Proposals.

     Our bylaws establish advance notice procedures for stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

     Delaware Anti-takeover Law.

     Section 203 of the Delaware General Corporation Law, an anti-takeover law, applies to OnDisplay. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     Elimination Of Stockholder Action By Written Consent.

     Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

     No Cumulative Voting.

     Our certificate of incorporation does not provide for cumulative voting in the election of directors.

     Undesignated Preferred Stock.

     The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of OnDisplay. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of OnDisplay.

     Amendment Of Charter Provisions.

     The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of the outstanding common stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock, and we cannot assure you that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect prevailing market prices and could impair our ability to raise capital through sale of our equity securities.

     Upon completion of this offering, we will have outstanding 18,897,719 shares of common stock based upon shares outstanding as of September 30, 1999, excluding up to 300,000 shares sold in the concurrent private offering and assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants that do not expire prior to completion of this offering. Of these 18,897,719 shares, the 3,500,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our "affiliates" as Rule 144 under the Securities Act defines that term. The remaining 15,397,719 shares of common stock held by existing stockholders are restricted as Rule 144 defines that term. Lock-up agreements apply to all restricted shares and also to shares purchased in the public offering by any person who has signed a lock-up agreement except ATGF II. The lock-up agreements provide that, with limited exceptions, the stockholder will not offer, sell, contract to sell or otherwise dispose of any common stock or any securities that are convertible into common stock for a period of 180 days after the date of this prospectus without the prior written consent of FleetBoston Robertson Stephens Inc. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, none of these shares will be resellable until 181 days after the date of this prospectus. Beginning 181 days after the date of this prospectus, approximately 13,667,730 restricted shares will be eligible for sale in the public market, to all of which volume limitations under Rule 144 applies, except 3,010,145 shares eligible for sale under Rule 144(k) and 1,135,512 shares eligible for sale under Rule 701. In addition, as of September 30, 1999, there were 2,099,740 outstanding options and a warrant to purchase preferred stock convertible into 85,537 shares of common stock. All options and warrants are covered by lock-up agreements. FleetBoston Robertson Stephens Inc. may, in their sole discretion and at any time without notice, release all or any portion of the shares to which lock-up agreements apply, however any release shall apply pro-rata to all stockholders who are bound by lock-up agreements.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year including the holding period of any prior owner, except in some cases an affiliate, would be entitled to sell within any three-month period a number of restricted shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will equal approximately 188,977 shares immediately after this offering; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to a sale.

     For persons who are affiliated, these limitations apply to both their restricted and unrestricted shares.

     Sales under Rule 144 must also comply with manner of sale and notice provisions. Under Rule 144(k), a person who is not deemed to have been an affiliate of OnDisplay at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner, except in some cases an affiliate, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with some restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to OnDisplay who purchased shares pursuant to a written compensatory plan or contact may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of

Rule 144. Rule 701 further provides that non-affiliates may sell shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling shares. However, lock-up agreements apply to all Rule 701 shares and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or no sooner than 90 days after the offering upon obtaining the prior written consent of FleetBoston Robertson Stephens Inc.

     After this offering, we intend to file a registration statement on Form S-8 registering shares of common stock covered by outstanding options or reserved for future issuance under our stock plans. As of September 30, 1999, options to purchase a total of 2,099,990 shares were outstanding and 18,834 shares were reserved for future issuance under our stock plans. Shares issued upon exercise of options or issued pursuant to our Employee Stock Purchase Plan, other than shares issued to our affiliates, will be available for immediate resale in the open market after the expiration of the lock-up agreements.

     Also beginning six months after the date of this offering, holders of 10,615,293 restricted shares and holders of warrants to purchase preferred stock convertible into 85,537 shares of common stock will be entitled to registration rights with respect to their shares for sale in the public market. See "Description of Capital Stock -- Registration Rights of Certain Holders." Purchasers of up to 300,000 shares in the concurrent private offering will also by entitled to participate in those registration rights. Registration of shares under the Securities Act would result in those shares becoming freely tradable without restriction under the Securities Act, immediately upon the effectiveness of the registration statement.

                     UNDERWRITING AND PLAN OF DISTRIBUTION

     The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., Deutsche Banc Alex. Brown and SG Cowen Securities Corporation, have severally agreed with OnDisplay, under the terms and conditions of the underwriting agreement, to purchase the number of shares of common stock set forth opposite their respective names below. The underwriters are committed to purchase and pay for all shares, if any are purchased.

                                                              NUMBER OF
                        UNDERWRITERS                            SHARES
                        ------------                          ---------
FleetBoston Robertson Stephens Inc..........................   1,400,000
Deutsche Banc Alex. Brown...................................   1,225,000
SG Cowen Securities Corporation.............................     875,000
                                                              ----------
          Total.............................................   3,500,000
                                                              ==========

     The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to some dealers at a price less a concession of not more than $1.16 per share, of which $0.10 may be reallowed to other dealers. After the completion of this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

     The following table sets forth the items of compensation considered to be underwriting compensation under the rules of the National Association of Securities Dealers:

                                                                              Total
                                                                  -----------------------------
                                                           Per    Without Over-    With Over-
                                                          Share     Allotment       Allotment
                                                          -----   -------------   -------------
Underwriting fees paid by us............................  $1.96    $6,860,000      $ 7,889,000
Expenses payable by us..................................  0.29      1,000,000        1,000,000
Deemed compensation paid by us..........................  $0.56    $1,960,000      $ 1,960,000
                                                          -----    ----------      -----------
  Total.................................................  $2.81    $9,820,000      $10,849,000

     Over-Allotment Option

     We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 525,000 additional shares of common stock at the same price per share as we will receive for the 3,500,000 shares that the underwriters have agreed to purchase from us. To the extent that the underwriters exercise the option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the total number of shares offered hereby. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the shares are being sold.

     Indemnity

     The underwriting agreement contains covenants of indemnity among the underwriters and OnDisplay against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

     Lock-Up Agreements

     Our stockholders and option holders have agreed, for a period of 180 days after the date of this prospectus, not to offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any option right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of the shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock, owned as of the date of this prospectus or later acquired directly by the holders or with respect to which they have or later acquire the power of disposition, without the prior written consent of the underwriters. However, the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities covered by lock-up agreements. There are no agreements between the underwriters and any of our shareholders providing consent by the underwriters to the sale of shares prior to the expiration of the lock-up period. In addition, we have agreed that during the lock-up period, we will not, open to some exceptions, issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than OnDisplay's sale of shares in this offering, the issuance of common stock upon the exercise of outstanding options or warrants, and our issuance of option and shares under existing employee stock option and stock purchase plans, without the prior written consent of the underwriters.

     BancBoston Capital Inc. has agreed, for a period of three years after the date of this prospectus, not to offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, or otherwise transfer or dispose of, directly or indirectly, 110,135 shares of OnDisplay capital stock held by it. In addition, 99,949 shares of OnDisplay capital stock held by BancBoston Capital Inc., will be similarly restricted from sale or transfer for a period of four years after the date of this prospectus.

     Future Sales

     In addition, we have agreed that until 180 days after the date of this prospectus, we will not, without prior written consent of FleetBoston Robertson Stephens Inc., with some exceptions, offer, sell, contract to sell or otherwise dispose of any shares of common stock, any options to purchase any share of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of shares of common stock upon the exercise of outstanding options and the grant of options to purchase shares of common stock under existing employee stock option or stock purchase plans. See "Shares Eligible For Future Sale."

     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Reserved Shares

     At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to our directors, officers or employees, and to persons who are otherwise associated with us and our affiliates, and who have advised us of their desire to purchase shares in the offering. In addition, the underwriters intend to reserve, at the initial public offering price, up to 5% of the shares of common stock in this offering for holders of our Series C preferred stock who have contractual rights to participate in the offering. As a result, the number of shares of common stock available for sale to the general public in the offering will be reduced to the extent of sales of shares to any of the persons for whom they have been reserved. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock in the offering. We have agreed to indemnify those underwriters against some liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of these reserved shares.

     No Prior Public Market

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock offered hereby will be determined through negotiations between us and the representatives. Among the factors to be considered in such negotiations are prevailing market conditions, OnDisplay financial information, market valuations of other companies that we and the representatives of the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

     Stabilization

     The representatives have advised us that, pursuant to Regulation M under the Exchange Act, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids which may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by the underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by the underwriter or syndicate member. The representatives have advised us that these transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for OnDisplay by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Some legal matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California. As of September 30, 1999, some members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, directly or through an investment partnership, beneficially owned an aggregate of 43,155 shares of common stock of OnDisplay. Mario M. Rosati, our Secretary, is a member of Wilson Sonsini Goodrich & Rosati.

                                    EXPERTS

     The financial statements of OnDisplay, Inc. at December 31, 1997, and 1998, and September 30, 1999, and for each of the two years in the period ended December 31, 1998, the nine months ended September 30, 1999 and for the period from August 14, 1996 to December 31, 1996 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, LLP, independent accountants, which report is given upon the authority of said firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     OnDisplay has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to OnDisplay and our common stock, reference is made to the registration statement and the exhibits and schedules. Copies of the registration statement, including the exhibits and schedules, may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., or obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

                                ONDISPLAY, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Accountants' Report.............................  F-2
Balance Sheets as of December 31, 1997 and 1998 and
September 30, 1999..........................................  F-3
Statements of Operations for the period from inception to
  December 31, 1996, Years ended December 31, 1997 and 1998
  and Nine Months ended September 30, 1998 (unaudited) and
  1999......................................................  F-4
Statements of Changes in Stockholders' Deficit for the
  period from inception to December 31, 1996, Years ended
  December 31, 1997 and 1998 and Nine Months ended September
  30, 1999..................................................  F-5
Statements of Cash Flows for the period from inception to
  December 31, 1996, Years ended December 31, 1997 and 1998
  and Nine Months ended September 30, 1998 (unaudited) and
  1999......................................................  F-6
Notes to Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of OnDisplay, Inc.

     In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholders' deficit and cash flows present fairly, in all material respects, the financial position of OnDisplay, Inc. at December 31, 1997 and 1998 and September 30, 1999 and the results of its operations and its cash flows for the period from August 14, 1996 (date of inception) to December 31, 1996, and the years ended December 31, 1997 and 1998 and the nine month period ended September 30, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California
October 15, 1999

                                ONDISPLAY, INC.

                                 BALANCE SHEETS
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                                                            PRO FORMA
                                                                                          STOCKHOLDERS'
                                                        DECEMBER 31,                        EQUITY AT
                                                     ------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                                      1997       1998         1999            1999
                                                     -------   --------   -------------   -------------
                                                                                           (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents........................  $ 3,900   $  4,648     $ 15,913
  Trade accounts receivable, net of allowance for
     doubtful accounts of $0 in 1997, $250 in 1998
     and $558 in 1999..............................      189      2,600        4,384
  Prepaid and other current assets.................      139         96          305
                                                     -------   --------     --------
       Total current assets........................    4,228      7,344       20,602
                                                     -------   --------     --------
Property and equipment, net........................      482        720        1,125
Deposits and other assets..........................       --        189          252
                                                     -------   --------     --------
       Total assets................................  $ 4,710   $  8,253     $ 21,979
                                                     =======   ========     ========
LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE
  PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable.................................  $   220   $    386     $    831
  Accrued liabilities..............................      196        823        1,139
  Deferred revenue.................................       11      1,402        2,347
  Current portion of long term debt................       53        149        1,101
                                                     -------   --------     --------
       Total current liabilities...................      480      2,760        5,418
                                                     -------   --------     --------
Long term debt, net of current portion.............      128        240        2,299
                                                     -------   --------     --------
Commitments (Note 4)
Mandatorily redeemable convertible preferred stock,
  Series A, B, C and D, $0.001 par value:
  Authorized: 11,600,000 shares; issued and
     outstanding: 6,690,476 shares at December 31,
     1997, 8,891,554 shares at December 31, 1998
     and 10,615,293 shares at September 30, 1999
     and no pro forma shares.......................   10,200     18,982       35,392
                                                     -------   --------     --------
  (Liquidation value: $35,391,638 as of
     September 30, 1999)
Stockholders' equity (deficit):
  Common stock, $0.001 par value:
  Authorized: 25,000,000 shares; issued and
     outstanding: 3,420,625, 4,133,751 and
     4,782,426 at December 31, 1997 and 1998 and
     September 30, 1999 and 15,397,719 pro forma
     shares........................................       --          1            1        $     12
Additional paid-in capital.........................        8      2,328       10,911          46,292
Deferred stock-based compensation..................       --     (1,604)      (8,321)         (8,321)
Accumulated deficit................................   (6,106)   (14,454)     (23,721)        (23,721)
                                                     -------   --------     --------        --------
       Total stockholders' equity (deficit)........   (6,098)   (13,729)     (21,130)       $ 14,262
                                                     -------   --------     --------        ========
       Total liabilities, mandatorily redeemable
          convertible preferred stock and
          stockholders' deficit....................  $ 4,710   $  8,253     $ 21,979
                                                     =======   ========     ========

   The accompanying notes are an integral part of these financial statements.

                                ONDISPLAY, INC.

                            STATEMENTS OF OPERATIONS
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

                                      PERIOD FROM
                                      AUGUST 14,
                                         1996
                                       (DATE OF             YEAR ENDED              NINE MONTHS ENDED
                                     INCEPTION) TO         DECEMBER 31,               SEPTEMBER 30,
                                     DECEMBER 31,    ------------------------   -------------------------
                                         1996           1997         1998          1998          1999
                                     -------------   ----------   -----------   -----------   -----------
                                                                                (UNAUDITED)
License revenues...................   $       --     $      265   $     2,229   $    1,568    $     4,018
Service revenues...................           --             --         1,114          652          2,550
                                      ----------     ----------   -----------   ----------    -----------
       Total revenues..............           --            265         3,343        2,220          6,568
Cost of license revenues...........           --             --             2            1              5
Cost of service revenues...........           --             --         1,618          954          2,622
                                      ----------     ----------   -----------   ----------    -----------
          Total Cost of revenues...           --             --         1,620          955          2,627
                                      ----------     ----------   -----------   ----------    -----------
Gross profit.......................           --            265         1,723        1,265          3,941
Operating expenses:
  Sales and marketing..............           42          2,810         5,747        4,125          6,931
  Research and development.........          393          1,986         2,636        2,003          2,825
  General and administrative.......          182          1,158         1,201          685          1,891
  Amortization of deferred
     stock-based compensation......           --             --           618          376          1,551
                                      ----------     ----------   -----------   ----------    -----------
       Total operating expenses....          617          5,954        10,202        7,189         13,198
                                      ----------     ----------   -----------   ----------    -----------
Loss from operations...............         (617)        (5,689)       (8,479)      (5,924)        (9,257)
Interest income and other..........           46            173           174          115            235
Interest expense...................           (1)           (18)          (43)         (32)          (245)
                                      ----------     ----------   -----------   ----------    -----------
Net loss...........................   $     (572)    $   (5,534)  $    (8,348)  $   (5,841)   $    (9,267)
                                      ==========     ==========   ===========   ==========    ===========
Net loss per share -- basic and
  diluted..........................   $    (0.17)    $    (1.62)  $     (2.34)  $    (1.66)   $     (2.34)
                                      ==========     ==========   ===========   ==========    ===========
Shares used in per share
  calculation -- basic and
  diluted..........................    3,400,000      3,410,313     3,572,353    3,517,022      3,966,598
                                      ==========     ==========   ===========   ==========    ===========
Pro forma net loss per
  share -- basic and diluted
  (unaudited)......................                               $     (0.75)                $     (0.70)
                                                                  -----------                 -----------
Shares used in pro forma net loss
  per share calculation -- basic
  and diluted (unaudited)..........                                11,174,494                  13,182,268
                                                                  -----------                 -----------

   The accompanying notes are an integral part of these financial statements.

                                ONDISPLAY, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                    COMMON STOCK      ADDITIONAL     DEFERRED                       TOTAL
                                                 ------------------    PAID-IN     STOCK-BASED    ACCUMULATED   STOCKHOLDERS'
                                                  SHARES     AMOUNT    CAPITAL     COMPENSATION     DEFICIT        DEFICIT
                                                 ---------   ------   ----------   ------------   -----------   -------------
Changes in the period from August 14, 1996
  (date of inception) to December 31, 1996:
Issuance of common stock in exchange for
services rendered..............................  3,400,000     $--     $     8       $    --       $     --       $      8
Net loss.......................................         --     --           --            --           (572)          (572)
                                                 ---------     --      -------       -------       --------       --------
BALANCES, DECEMBER 31, 1996....................  3,400,000     --            8            --           (572)          (564)
Issuance of common stock in exchange for
  services rendered............................     20,000     --           --            --             --             --
Issuance of common stock in connection with
  option exercises.............................        625     --           --            --             --             --
Net loss.......................................         --     --           --            --         (5,534)        (5,534)
                                                 ---------     --      -------       -------       --------       --------
BALANCES, DECEMBER 31, 1997....................  3,420,625     --            8            --         (6,106)        (6,098)
Issuance of common stock in connection with
  options exercised............................    754,520      1          106            --             --            107
Repurchase of unvested common stock............    (41,394)    --           (8)           --             --             (8)
Deferred compensation related to stock options
  granted......................................         --     --        2,222        (2,222)            --             --
Amortization of deferred stock-based
  compensation.................................         --     --           --           618             --            618
Net loss.......................................         --     --           --            --         (8,348)        (8,348)
                                                 ---------     --      -------       -------       --------       --------
BALANCES, DECEMBER 31, 1998....................  4,133,751      1        2,328        (1,604)       (14,454)       (13,729)
Issuance of common stock in connection with
  options exercised............................    713,979     --          216            --             --            216
Repurchase of unvested common stock............    (71,554)    --          (15)           --             --            (15)
Issuance of common stock in connection with
  services rendered............................      6,250     --           38            --             --             38
Amortization of discount related to warrants
  issued in connection with long term loan.....         --     --           76            --             --             76
Deferred compensation related to stock options
  granted......................................         --     --        8,268        (8,268)            --             --
Amortization of deferred stock-based
  compensation.................................         --     --           --         1,551             --          1,551
Net loss.......................................         --     --           --            --         (9,267)        (9,267)
                                                 ---------     --      -------       -------       --------       --------
BALANCES, SEPTEMBER 30, 1999...................  4,782,426     $1      $10,911       $(8,321)      $(23,721)      $(21,130)
                                                 =========     ==      =======       =======       ========       ========

   The accompanying notes are an integral part of these financial statements.

                                ONDISPLAY, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               PERIOD FROM
                                                               AUGUST 14,
                                                                  1996
                                                                (DATE OF         YEAR ENDED           NINE MONTHS ENDED
                                                              INCEPTION) TO     DECEMBER 31,            SEPTEMBER 30,
                                                              DECEMBER 31,    -----------------   -------------------------
                                                                  1996         1997      1998        1998          1999
                                                              -------------   -------   -------   -----------   -----------
                                                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................     $ (572)      $(5,534)  $(8,348)    $(5,841)      $(9,267)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................          8           123       306         216           354
    Loss (gain) from sale of property and equipment.........         (4)           --         9          --            --
    Provision for doubtful accounts.........................         --            --       250          --           333
    Amortization of deferred stock compensation.............         --            --       618         376         1,551
    Amortization of discount related to warrants issued in
      connection with long term loan........................         --            --        --          --            76
    Issuance of common stock in connection with services
      rendered..............................................          8            --        --          --            38
    Change in operating assets and liabilities
      Trade accounts receivable.............................         (2)         (187)   (2,661)       (565)       (2,117)
      Prepaid and other current assets......................        (46)          (96)       43         (86)         (209)
      Accounts payable......................................         87           125       166         221           445
      Accrued liabilities...................................         33           163       627         286           316
      Deferred revenue......................................         --            11     1,391         314           945
      Other long term assets................................         --            --      (189)         --           (63)
                                                                 ------       -------   -------     -------       -------
      Net cash used in operating activities.................       (488)       (5,395)   (7,788)     (5,079)       (7,598)
                                                                 ------       -------   -------     -------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and equipment.....................       (133)         (428)     (219)       (205)         (363)
  Proceeds from sales of property and equipment.............          7            --         3          --            --
                                                                 ------       -------   -------     -------       -------
      Net cash used in investing activities.................       (126)         (428)     (216)       (205)         (363)
                                                                 ------       -------   -------     -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sales and lease back of property and
    equipment...............................................         --           200        --          --            --
  Proceeds from issuance of Series A preferred stock........      3,400           100        --          --            --
  Proceeds from issuance of common stock....................         --            --       107          87           216
  Proceeds from issuance of Series B preferred stock........         --         6,700        25          25            --
  Principal payments under capital lease obligations........        (35)          (28)     (129)        (41)         (101)
  Proceeds from borrowings under long term loan received....         --            --        --          --         3,000
  Repayment of long term loan...............................         --            --        --          --          (284)
  Proceeds from issuance of Series C preferred stock........         --            --     8,757       8,587            --
  Proceeds from issuance of Series D preferred stock........         --            --        --          --        16,410
  Repurchases of unvested common stock......................         --            --        (8)         --           (15)
                                                                 ------       -------   -------     -------       -------
      Net cash provided by financing activities.............      3,365         6,972     8,752       8,658        19,226
                                                                 ------       -------   -------     -------       -------
Net increase in cash and cash equivalents...................      2,751         1,149       748       3,374        11,265
Cash and cash equivalents at beginning of period............         --         2,751     3,900       3,900         4,648
                                                                 ------       -------   -------     -------       -------
Cash and cash equivalents at end of period..................     $2,751       $ 3,900   $ 4,648     $ 7,274       $15,913
                                                                 ======       =======   =======     =======       =======
NONCASH INVESTING AND FINANCING ACTIVITY:
  Property and equipment acquired under capital lease
    obligations.............................................     $    4       $   196   $   337     $   249       $   396
                                                                 ======       =======   =======     =======       =======
  Property and equipment financed under notes payable.......     $   52       $    --   $    --     $    --       $    --
                                                                 ======       =======   =======     =======       =======
  Deferred stock-based compensation.........................     $   --       $    --   $ 2,222     $ 1,539       $ 8,268
                                                                 ======       =======   =======     =======       =======

   The accompanying notes are an integral part of these financial statements.

                                ONDISPLAY, INC.

                         NOTES TO FINANCIAL STATEMENTS
            (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1998 AND FOR
          THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 1. FORMATION AND BUSINESS OF THE COMPANY:

     OnDisplay, Inc. (the "Company") was incorporated under the laws of the state of Delaware in August 1996 to develop and market applications for powering e-business portals and e-marketplaces in both business-to-business and business-to-consumer e-commerce. The Company's product suite provides an open, scalable, adaptable solution to enable the rapid aggregation, exchange, integration, personalization and syndication of e-business information and services from a broad range of partners, suppliers and customers. Through the use of the Internet, customers are able to link information systems with business allies without modification to existing applications or to migrate rapidly from their existing systems to new enterprise applications. The Company has determined that it operates in a single business segment and does not have any separately reportable business segments as of December 31, 1998.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

UNAUDITED INTERIM FINANCIAL INFORMATION

     The accompanying financial statements for the nine month period ended September 30, 1998, together with the related notes, are unaudited but include all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation, in all material respects, of the operating results and cash flows for the period presented.

MANAGEMENT ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates include levels of allowances for accounts receivable, valuation of deferred tax assets and value of the Company's capital stock. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

     The Company considers all investments purchased with an original or remaining maturity of three months or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK

     The Company maintains its cash and cash equivalents in accounts with two major financial institutions in the United States. The Company has not experienced any losses on its deposits of cash and cash equivalents.

     The Company performs ongoing credit evaluations of its customers, and collateral is not required. The Company records an allowance for doubtful accounts for credit losses at the end of each period based on an analysis of individual aged accounts receivable balances. As a result of this analysis, the Company believes that its allowance for doubtful accounts is adequate but not excessive at December 31, 1997 and 1998 and September 30, 1999.

     At December 31, 1997, two customers accounted for 35% and 55% of accounts receivable and at December 31, 1998 two different customers accounted for 24% and 12% of accounts receivable. No customer accounted for more than 10% of accounts receivable at September 30, 1999.

                                ONDISPLAY, INC.

            (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1998 AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998 IS UNAUDITED)

     The Company derives most of its license service and support revenues from one suite of products. The following table sets forth customers comprising 10% or more of the revenue for each of the periods reported:

                                                   NINE MONTHS
                               YEAR ENDED             ENDED
                              DECEMBER 31,        SEPTEMBER 30,
                              ------------        --------------
         CUSTOMER             1997    1998        1998     1999
--------------------------    ----    ----        -----    -----
                                                   (UNAUDITED)
            A                  37%     --           --       --
            B                  30%     --           --       --
            C                  21%     --           --       --
            D                  --      13%          17%      --
            E                  --      11%          --       --
            F                  --      --           --       14%

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of some of the Company's financial instruments, including cash, cash equivalents, trade accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term debt approximates fair value.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets of three years. Leasehold improvements and leased assets are amortized on a straight line basis over the lesser of their estimated useful life or the lease term. Gains and losses from the disposal of property and equipment are taken into income in the year of disposition. Repairs and maintenance costs are expensed as incurred.

REVENUE RECOGNITION

     Revenue consists of revenue earned under software license agreements, service agreements, and maintenance agreements. Revenue from software license agreements is recognized upon shipment or upon notification to the customer of the downloadable software location, provided that a signed contract exists, the fee is fixed and determinable and collection of the resulting receivable is probable and, if applicable, acceptance criteria are met. In cases where a fee is due to a referring party under the Company's referral agreements, such fees are recorded as sales and marketing expenses when the accompanying sales are recorded.

     For contracts with multiple obligations (e.g., deliverable and undeliverable products, maintenance, installation and other services), revenue is allocated to each component of the contract based on objective evidence of its fair value, which is specific to the Company, or for products not being sold separately, the price established by management. The Company recognizes revenue allocated to undelivered products when the criteria for product revenue set forth above are met. The Company recognizes revenue from maintenance fees, including amounts allocated from product revenues for ongoing customer support and product updates ratably over the period of the maintenance contract. Payments for maintenance fees are generally made in advance and are non-refundable. For revenue allocated to consulting services, such as installation and training and for such services sold separately, the Company recognizes revenues as the related services are performed.

                                ONDISPLAY, INC.

            (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1998 AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998 IS UNAUDITED)

     Deferred revenue consists of payments received prior to delivery of licenses, fulfillment of acceptance criteria, or performance of services.

COST OF REVENUES

     Cost of license revenues includes costs associated with the electronic transmission of software and royalties for third party embedded software which were not material. Cost of service revenue includes salaries and related expenses for the service organization and cost of third parties contracted to provide services to customers.

RESEARCH AND DEVELOPMENT EXPENDITURES

     Expenditures for research and development are charged to expense as incurred. Under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" some software development costs are capitalized after technological feasibility has been established. Development costs incurred in the period between achievement of technological feasibility, which the Company defines as the establishment of a working model, until the general availability of such software to customers, has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs to date.

STOCK-BASED COMPENSATION

     Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for employee stock options under Accounting Principles Board Opinion ("APB") No. 25 and follows the disclosure-only provisions of SFAS 123. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the estimated fair value of the Company's stock and the exercise price of options to purchase that stock.

INCOME TAXES

     Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NET LOSS PER SHARE

     Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of vested common shares outstanding for the period. Diluted net loss per share is computed giving effect to all dilutive potential common stock, including options, warrants and preferred stock. Options, warrants, non vested common stock and preferred stock were not included in the computation of diluted net loss per share in the periods reported because the effect would be antidilutive.

                                ONDISPLAY, INC.

            (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1998 AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998 IS UNAUDITED)

     Antidilutive securities not included in net loss per share calculation for the periods:

                                 PERIOD FROM
                               AUGUST 14, 1996           YEAR ENDED             NINE MONTHS ENDED
                                  (DATE OF              DECEMBER 31,              SEPTEMBER 30,
                                INCEPTION) TO      ----------------------    -----------------------
                              DECEMBER 31, 1996      1997         1998         1998          1999
                              -----------------    ---------    ---------    ---------    ----------
                                                                             (UNAUDITED)
Non vested common stock.....             --               --      148,792       91,401       469,942
Common stock options........         77,430           65,531      562,450      944,592     1,125,957
Warrants....................             --               --           --           --         3,906
Convertible Preferred
  Stock.....................      3,400,000        4,787,698    7,602,141    7,207,130     8,987,317
                                  ---------        ---------    ---------    ---------    ----------
                                  3,477,430        4,853,229    8,313,383    8,243,123    10,587,122
                                  =========        =========    =========    =========    ==========

PRO FORMA NET LOSS PER SHARE (UNAUDITED)

     Pro forma net loss per share for the year ended December 31, 1998 and the nine months ended September 30, 1999 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Series A, Series B, Series C and Series D mandatorily redeemable preferred stock into shares of the Company's common stock as contemplated upon the closing of the Company's initial public offering (See
Note 12 -- Subsequent Events) as if such conversion occurred on January 1, 1998, or at the date of original issuance, if later. The resulting pro forma adjustment results in an increase in the weighted average shares used to compute basic and diluted net loss per share of 7,602,141 shares for the year ended December 31, 1998. Pro forma common equivalent shares, composed of unvested restricted common stock and incremental common shares issuable upon the exercise of stock options and warrants, are not included in pro forma diluted net loss per share because they would be anti-dilutive.

PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)

     As contemplated upon the closing of the Company's initial public offering, the outstanding shares of Series A, Series B, Series C and Series D mandatorily redeemable preferred stock will convert into 10,615,293 shares of common stock. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma balance sheet at September 30, 1999 (see
Note 12 -- Subsequent Events).

COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. The Company has no comprehensive income components other than its net loss.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial

                                ONDISPLAY, INC.

            (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1998 AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998 IS UNAUDITED)

statements for fiscal years beginning after December 15, 1998. The adoption of this SOP did not have any significant effect on the Company's financial statements.

     In April 1998, the Accounting Standards Executive Committee released Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities." SOP No. 98-5 is effective for fiscal years beginning after December 15, 1998 and requires companies to expense all costs incurred or unamortized in connection with start-up activities. The adoption of this SOP did not have any significant effect on the Company's results of operations as the Company had expensed such start-up costs in prior years.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities and will be adopted in the year 2000. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company is in process of evaluating the impact of this pronouncement.

     In December 1998, the Accounting Standards Executive Committee issued Statement of Position 98-9, modification of SOP 97-2, "Software Revenue Recognition," with Respect to Certain Transactions. SOP 98-9 will be effective for transactions that are entered into in fiscal years beginning after March 15, 1999. Retroactive application is prohibited. The Company is in process of evaluating the impact of this pronouncement.

NOTE 3. BALANCE SHEET ACCOUNTS

                                                      DECEMBER 31,
                                                     ---------------    SEPTEMBER 30,
       PROPERTY AND EQUIPMENT (IN THOUSANDS)         1997      1998         1999
       -------------------------------------         -----    ------    -------------
Computer hardware..................................  $ 463    $  869       $1,173
Computer software..................................     82       177          322
Furniture and fixtures.............................     68        93          338
Leasehold improvements.............................     --        13           78
                                                     -----    ------       ------
                                                       613     1,152        1,911
Less accumulated depreciation and amortization.....   (131)     (432)        (786)
                                                     -----    ------       ------
                                                     $ 482    $  720       $1,125
                                                     =====    ======       ======

     Included in property and equipment at December 31, 1997 and 1998 and September 30, 1999 is approximately $200,000, $537,000 and $851,000 of computer equipment purchased under capital leases. Accumulated amortization of assets acquired under capital leases is approximately $28,000, $241,000 and $404,000 at December 31, 1997 and 1998 and September 30, 1999.

                                                     DECEMBER 31,
                                             ----------------------------    SEPTEMBER 30,
                                                 1997            1998            1999
    ACCRUED LIABILITIES (IN THOUSANDS)       ------------    ------------    -------------
Accrued commissions........................      $ 16            $275           $  247
Accrued professional fees..................        --             132               80
Accrued vacation...........................        94             190              256
Accrued bonuses............................        67             226              311
Other......................................        19              --              245
                                                 ----            ----           ------
                                                 $196            $823           $1,139
                                                 ====            ====           ======

                                ONDISPLAY, INC.

            (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1998 AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 4. COMMITMENTS:

OPERATING LEASES

     The Company leases various facilities under operating leases expiring through 2002. Under these leases, the Company is responsible for maintenance and insurance.

     The minimum lease payments, net of sublease income, required under these operating leases as of December 31, 1998 are as follows (in thousands):

1999........................................................  $  466
2000........................................................     392
2001........................................................     315
2002........................................................     184
                                                              ------
                                                              $1,357
                                                              ======

     Rent expense, net of sublease income, for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999, was approximately $186,000, $270,000 and $413,000.

CAPITAL LEASE OBLIGATIONS

     In June 1997, the Company entered into a capital lease agreement which was amended March 16, 1998 under which the Company had $550,000 available to acquire equipment. As of December 31, 1998, the Company had drawn a total of approximately $537,000 under this line. Borrowings under this agreement are collateralized by the assets purchased under this equipment facility and are included in the capital lease obligations at December 31, 1998. In February 1999, the Company entered into another financing agreement under which the Company has $1,350,000 available to purchase equipment. The draw down period under this agreement expires on August 19, 2000.

     Future minimum lease payments under the capital lease agreements as of December 31, 1998 are as follows (in thousands):

1999........................................................    $     184
2000........................................................          182
2001........................................................           82
                                                                ---------
Total minimum lease payments................................          448
Less amount representing interest...........................          (59)
                                                                ---------
Present value of minimum lease payments.....................          389
Less current portion........................................         (149)
                                                                ---------
                                                                $     240
                                                                =========

                                ONDISPLAY, INC.

            (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1998 AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 5. LONG TERM DEBT:

     Long term debt consists of (in thousands):

                                                      DECEMBER 31,
                                                  ---------------------    SEPTEMBER 30,
                                                    1997        1998           1999
                                                  --------    ---------    -------------
Long term loan..................................  $     --    $      --     $     2,716
Capital lease obligations (see Note 4)..........       181          389             684
                                                  --------    ---------     -----------
                                                       181          389           3,400
Less current portion............................       (53)        (149)         (1,101)
                                                  --------    ---------     -----------
                                                  $    128    $     240     $     2,299
                                                  ========    =========     ===========

     In February 1999 the Company entered into a loan agreement which allows for borrowings of $3,000,000 bearing interest at 12.5% per annum. The Company borrowed the full amount in May 1999 and is required to make monthly payments of principal and interest of approximately $100,000 in 36 installments commencing June 1, 1999 through May 1, 2002. Long-term debt is collateralized by substantially all of the Company's assets. Dividends declared by the Company are contingent on the approval of the lender under this loan agreement.

     Annual maturities under the loan as of September 30, 1999 are as follows (in thousands):

FISCAL YEAR ENDING DECEMBER 31,
1999........................................................  $      217
  2000......................................................         943
  2001......................................................       1,068
  2002......................................................         488
                                                              ----------
     Total..................................................  $    2,716
                                                              ==========

NOTE 6. 401(k) SAVINGS PLAN:

     In February 1997, the Company established a 401(k) Savings Plan (the "Plan") that covers substantially all employees. Under the Plan, employees are permitted to contribute a portion of gross compensation not to exceed standard limitations provided by the Internal Revenue Service. The Company maintains the right to match employee contributions, but for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1999, no Company matching contributions were made.

NOTE 7. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

     As of December 31, 1998 the convertible preferred stock comprises:

                                                       NUMBER
                                         NUMBER       OF SHARES      ANNUAL      LIQUIDATION
                                       OF SHARES     ISSUED AND     DIVIDEND        VALUE
                                       AUTHORIZED    OUTSTANDING    PER SHARE     PER SHARE
                                       ----------    -----------    ---------    -----------
Series A.............................   3,500,000     3,500,000       $0.08         $1.00
Series B.............................   3,500,000     3,202,381       $0.17         $2.10
Series C.............................   2,500,000     2,189,173       $0.32         $4.00
Series D.............................   2,100,000     1,723,739       $0.76         $9.52
                                       ----------    ----------
                                       11,600,000    10,615,293
                                       ==========    ==========

                                ONDISPLAY, INC.

            (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1998 AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998 IS UNAUDITED)

DIVIDENDS

     The holders of Series A, Series B, Series C and Series D preferred stock are entitled to receive the above annual dividends, when and if declared by the Board of Directors. After payment of any required dividends to the Series A, Series B, Series C and Series D stockholders, declared dividends shall be distributed among all holders of common stock and all holders of Series A, Series B, Series C and Series D preferred stock in proportion to the number of shares of common stock which would be held by each such holder if all shares of Series A, Series B, Series C and Series D preferred stock were converted to common stock. Dividends declared by the Company are contingent on approval by the lender of the long-term loan.

LIQUIDATION

     In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of Series A, Series B, Series C and Series D preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock by reason of their ownership, an amount equal to the sum of $1.00, $2.10, $4.00 and $9.52 for each outstanding share of Series A, Series B, Series C and Series D preferred stock, (as adjusted for any stock dividends, combinations or splits) plus any declared but unpaid dividends on such shares. If upon the occurrence of such event, the assets distributed among the holders of preferred stock are insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets of the Company legally available for distribution are to be distributed first ratably among the holders of the preferred stock in proportion to the aggregate liquidation preference of the shares of preferred stock then held by them.

     After payment has been made to the holders of preferred stock, any remaining assets and funds are to be distributed pro rata among the holders of the preferred stock and the common stock on a per share basis, treating all shares of preferred stock convertible into shares of common stock as if converted; provided, however, that after the receipt by each share of preferred stock of distributions equal to two times the original purchase price for the preferred stock, then all remaining assets shall be distributed equally among the holders of the common stock on a per-share basis.

CONVERSION

     Each share of preferred stock, at the option of the holder thereof, shall be convertible into such number of fully paid and nonassessable shares of common stock which results from dividing the issuance price per share by the conversion price per share in effect for the shares of preferred stock at the time of conversion. The issuance price per share and initial conversion price per share of Series A, B, Series C and Series D preferred stock are $1.00, $2.10, $4.00 and $9.52. The number of shares of common stock into which a share of a series of preferred stock is convertible is referred to as the conversion rate of such series. The initial conversion prices of Series A, B, C and D preferred stock may be adjusted under circumstances described in the Company's Restated Articles of Incorporation. At December 31, 1998 and September 30, 1999 the conversion ratio was one to one.

     Conversion is automatic at the then effective conversion price of such series immediately prior to the closing of a qualified initial public offering at an aggregate offering price to the public of not less than 20 million provided that the Series A, B and C preferred stock shall not be converted without the majority approval of such series, and the Series D preferred stock shall not be converted without the approval by more than 2/3 of the holders of Series D preferred stock.

                                ONDISPLAY, INC.

            (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1998 AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998 IS UNAUDITED)

VOTING

     The holders of Series A, Series B, Series C and Series D preferred stock are entitled to voting rights equal to the number of shares of common stock into which each share of preferred stock could be converted at the record date for a vote or consent of stockholders, except as otherwise required by law, and have voting rights and powers equal to the voting rights and powers of the shares of common stock.

REDEMPTION

     Preferred stock shall be redeemable at the option of the holders of a majority of the outstanding shares of preferred stock at any time after September 30, 2001 if the Company has not completed a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Corporation with an aggregate offering price to the public of not less than $20,000,000 defined hereafter as a "Qualified IPO." Such redemption right may be exercised by giving at least 120 day notice prior to the date of commencement of the redemption. After receipt of such notice of a redemption, the Company shall redeem all of the outstanding shares of preferred stock in three equal annual installments on the last day of each fiscal year (commencing with the first fiscal year ending after the 120 day notice period). The redemption price of the preferred stock shall be the original purchase price per share (as adjusted for any stock dividends, combinations or splits) plus any accrued but unpaid dividends. Any redemption of only a part of the outstanding preferred stock by the Company shall be pro rata as among all holders of preferred stock in proportion to the aggregate redemption price to be paid to such holders.

NOTE 8. STOCK OPTION AND STOCK PURCHASE PLANS:

STOCK OPTION PLAN

     The Company adopted the 1996 Stock Plan (the "Plan") under which 1,700,000 shares of common stock were reserved for issuance to employees, directors and consultants of the Company. The number of shares reserved for issuance under the Plan was increased by 450,000, 400,000 and 925,000 in 1997, 1998 and 1999. The
Plan expires in 2006, or if earlier, upon approval of the Board of Directors.

     Under the Plan, incentive options to purchase the Company's common stock may be granted to employees at prices not lower than the fair market value per share on the date of grant, as determined by the Board of Directors. Nonstatutory options may be granted to key employees, including directors and consultants, at prices not lower than 85% of the fair market value, and 110% for qualified incentive stock options in some cases, at the date of grant, as determined by the Board of Directors. The Board also has the authority to set the term of the options no longer than ten years from date of grant and no more than five years in some instances. Options granted generally vest over four years. Holders of options granted under the Plan may exercise their options prior to complete vesting of shares, contingent on the Company's right of repurchase, such that, in the event of a termination of the optionee's employment or consulting relationship, any unvested shares may be repurchased at a price per share equal to the original exercise price per share for the option. Unexercised vested options expire three months after termination of employment with the Company. Shares repurchased by the Company were none and 41,394 in 1997 and 1998.

     At December 31, 1997 and 1998 and September 30, 1999 the Company's repurchase rights applied to none, 377,732 and 721,375 shares of common stock outstanding.

                                ONDISPLAY, INC.

            (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1998 AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998 IS UNAUDITED)

     Activity under the Plan is set forth below:

                                                                 NUMBER       WEIGHTED
                                                   NUMBER      OF OPTIONS     AVERAGE
                                                 OF SHARES     ISSUED AND     EXERCISE    AGGREGATE
                                                 AUTHORIZED    OUTSTANDING     PRICE        PRICE
                                                 ----------    -----------    --------    ----------
Balances, January 1, 1997......................     933,000       767,000      $0.10      $   76,700
Shares reserved................................     450,000            --                         --
Options granted................................  (1,080,000)    1,080,000      $0.12         131,540
Options exercised..............................          --          (625)     $0.10             (62)
Options cancelled..............................     243,625      (243,625)     $0.10         (24,363)
                                                 ----------     ---------                 ----------
Balances, December 31, 1997....................     546,625     1,602,750      $0.11         183,815
Shares reserved................................     400,000            --                         --
Options granted................................    (781,750)      781,750      $0.27         213,948
Options exercised..............................          --      (754,520)     $0.14        (107,366)
Options repurchased............................      41,394            --         --              --
Options cancelled..............................     263,792      (263,792)     $0.17         (45,575)
                                                 ----------     ---------                 ----------
Balances, December 31, 1998....................     470,061     1,366,188      $0.18         244,822
Shares reserved................................     925,000            --         --              --
Options granted................................  (1,670,250)    1,670,250      $2.79       4,655,350
Options exercised..............................          --      (713,979)     $0.30        (216,272)
Options repurchased............................      71,554            --                         --
Options cancelled..............................     222,469      (222,469)     $0.23         (51,358)
                                                 ----------     ---------                 ----------
Balances, September 30, 1999...................      18,834     2,099,990      $2.21      $4,632,542
                                                 ==========     =========                 ==========

     For financial reporting purposes, the Company has determined that the estimated value of common stock determined in anticipation of this offering was in excess of the exercise price, which was deemed to be the fair market value as of the date of grant for 781,750 options issued in 1998 and 1,670,250 options issued in the nine month period ended September 30, 1999. In connection with the grants of such options, the Company has recognized deferred compensation of approximately $2,222,000 in 1998 and $8,268,000 during the nine month period ended September 30, 1999. Deferred stock-based compensation will be amortized over the vesting period which is generally 48 months from the date of grant; approximately $618,000 was expensed in the year ended December 31, 1998 and $1,551,000 in the nine month period ended September 30, 1999. Future amortization based on options granted through September 30, 1999 is expected to be $1,181,000 for the three months ended December 31, 1999, and $3,866,000, $2,007,000, $974,000 and $293,000 in the years 2000, 2001, 2002 and 2003.

     The options outstanding and exercisable by exercise price at December 31, 1998 are as follows:

              OPTIONS OUTSTANDING                   OPTIONS CURRENTLY
-----------------------------------------------        EXERCISABLE
                          WEIGHTED                ----------------------
                           AVERAGE     WEIGHTED                 WEIGHTED
                          REMAINING    AVERAGE                  AVERAGE
EXERCISE     NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
 PRICE     OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
--------   -----------   -----------   --------   -----------   --------
 $0.10        766,438     7.8 years      0.10       381,707      $0.10
 $0.21        342,750     8.2 years      0.21         3,327      $0.21
 $0.40        257,000     9.5 years      0.40            --         --
            ---------                               -------
            1,366,188                               385,034
            =========                               =======

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Plan

                                ONDISPLAY, INC.

            (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1998 AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998 IS UNAUDITED)

been determined based on the fair value at grant date for all awards consistent with the provisions of SFAS No. 123, the impact on the Company's financial statements would be (in thousands) as follows:

                                                             PERIOD FROM
                                                           AUGUST 14, 1996    YEAR ENDED DECEMBER 31,
                                                                 TO           ------------------------
                                                          DECEMBER 31, 1996     1997           1998
                                                          -----------------   ---------      ---------
Net loss:
As reported.............................................       $ (572)         $(5,534)       $(8,348)
  Pro forma.............................................       $ (572)         $(5,542)       $(8,364)
Basic and diluted net loss per share:
  As reported...........................................       $(0.17)         $ (1.62)       $ (2.34)
  Pro forma.............................................       $(0.17)         $ (1.62)       $ (2.34)

     The fair value of each option grant is estimated on the date of grant using the minimum value method with the following weighted average assumptions:

                                                               1996         1997         1998
                                                              -------      -------      -------
Risk-free interest rate.................................         5.85%        6.31%         5.0%
Expected life...........................................      5 years      5 years      5 years
Expected dividends......................................      $    --      $    --      $    --

     The weighted average per share fair value of common stock options granted during 1996, 1997 and 1998 were $0.04, $0.10 and $0.27.

EMPLOYEE STOCK PURCHASE PLAN

     In September 1999, the Company adopted an employee stock purchase plan (the "Purchase Plan"), which will become effective upon the closing of the initial public offering. 1,500,000 shares of common stock have been reserved for issuance under the Purchase Plan, open to an annual increase, none of which have been issued as of September 30, 1999.

NOTE 9. WARRANTS:

     As part of a long-term borrowing agreement entered into in February 1999, the Company is committed to issue warrants to purchase an aggregate of 85,537 shares of Series C preferred stock at an exercise price of $6.05 per share. The warrants are exercisable immediately upon grant and expire in January 2009.

     The Company valued the warrant using the Black-Scholes method. The fair value of $535,000 will be amortized to interest expense over the term of the long-term loan.

NOTE 10. INCOME TAXES:

     At December 31, 1998, the Company had net operating loss carryforwards of approximately $11,800,000 and $12,300,000 for Federal and California purposes, respectively, available to reduce future taxable income, if any. These carryforwards expire through 2011 and 2004 for Federal and California purposes, respectively, if not utilized beforehand.

     At December 31, 1998, the Company had research and development credit carryforwards of approximately $372,000 and $176,000 for Federal and California income tax purposes, respectively. The research and development credit carryforwards expire beginning in the year 2004.

                                ONDISPLAY, INC.

            (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1998 AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998 IS UNAUDITED)

     The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in some situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carryforwards could be restricted.

     Temporary differences which gave rise to significant portions of deferred tax assets and liabilities are as follows (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1998
                                                              -------    -------
Net operating losses........................................  $ 2,312    $ 4,761
Research and development credits............................      272        548
Depreciation and amortization...............................       (3)       (10)
Other.......................................................       47        467
                                                              -------    -------
                                                                2,628      5,766
Valuation allowance.........................................   (2,628)    (5,766)
                                                              -------    -------
                                                              $    --    $    --
                                                              =======    =======

     Due to uncertainty of realizing the benefits of the deferred tax assets, the Company has provided a valuation allowance against the net deferred tax assets.

     The difference between the Company's effective income tax rate and the federal statutory rate is as follows:

                                          PERIOD FROM
                                        AUGUST 14, 1996        YEAR ENDED         NINE MONTHS ENDED
                                      (DATE OF INCEPTION)     DECEMBER 31,          SEPTEMBER 30,
                                              TO            -----------------   ---------------------
                                       DECEMBER 31, 1996     1997      1998        1998        1999
                                      -------------------   -------   -------   -----------   -------
                                                                                (UNAUDITED)
Statutory tax benefit...............          (194)          (1,882)   (2,838)     (1,986)     (3,151)
Permanent
differences -- non-deductible
expenses............................             1               79       364         273         693
State taxes, net of federal tax
  benefit...........................           (33)            (327)     (510)       (356)       (565)
Research and development
  experimentation credit............            --             (273)     (276)       (207)       (238)
Change in valuation allowance.......           226            2,402     3,138       2,276       3,621
Other...............................            --                1       122          --        (360)
                                            ------          -------   -------     -------     -------
Net tax provision...................        $   --          $    --   $    --     $    --     $    --
                                            ======          =======   =======     =======     =======

NOTE 11. UNAUDITED PRO FORMA LOSS PER SHARE AND PRO FORMA STOCKHOLDERS' EQUITY (DEFICIT):

     Pro forma basic net loss per share has been computed as described in Note 2 and also gives effect to common equivalent shares from preferred stock that will convert upon the closing of the Company's initial public offering (using the as-if-converted-method).

                                ONDISPLAY, INC.

            (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1998 AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998 IS UNAUDITED)

     A reconciliation of the numerator and denominator used in the calculation of pro forma basic and diluted net loss per share follow:

                                                                               NINE MONTHS
                                                               YEAR ENDED         ENDED
                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                  1998            1999
                                                              ------------    -------------
PRO FORMA NET LOSS PER SHARE, BASIC AND DILUTED:
Net loss....................................................  $(8,348,000)     $(9,267,000)
                                                              -----------      -----------
  Shares used in computing net loss per share, basic and
     diluted................................................    3,572,353        3,966,598
  Adjustment to reflect the effect of the assumed conversion of mandatorily redeemable convertible preferred
     stock..................................................    7,602,141        8,987,317
  Shares used in computing pro forma net loss per share,
     basic and diluted......................................   11,174,494       12,953,915
                                                              -----------      -----------
  Pro forma net loss per share, basic and diluted...........  $     (0.75)     $     (0.72)
                                                              ===========      ===========

     If the offering contemplated by this Prospectus is consummated as contemplated, all of the convertible preferred stock outstanding as of the closing date will be converted into an aggregate of approximately 10,615,293 shares of common stock based on the shares of mandatorily redeemable convertible preferred stock outstanding at September 30, 1999. Unaudited pro forma stockholders' equity at September 30, 1999, as adjusted for the conversion of preferred stock, is disclosed on the balance sheet.

NOTE 12. SUBSEQUENT EVENT (UNAUDITED):

INITIAL PUBLIC OFFERING

     In September 1999, the Company's Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission for the purpose of an initial public offering of the Company's common stock. Upon the completion of this offering, if requirements set forth in its Certificate of Incorporation are met, the Company's preferred stock will be converted into common stock, and all outstanding shares of preferred stock will be cancelled and retired. Upon the conversion of the preferred stock, all rights to accrued and unpaid dividends will be waived.

STOCK OPTION GRANTS

     Subsequent to September 30, 1999, we issued options to purchase approximately 1.5 million shares of common stock at exercise prices of $6.50 and $8.00 per share. As a result, we will record deferred stock-based compensation of approximately $23 million in the fourth quarter of 1999. This compensation will be amortized over the four-year vesting period of the options. Future amortization based on options granted through December 15, 1999 is expected to be $2.1 million for the three months ended December 31, 1999, and $15.4 million in 2000, $8.0 million in 2001, $4.2 million in 2002 and $1.6 million in 2003.

                                      LOGO

                                3,500,000 SHARES
                                  COMMON STOCK

                 ---------------------------------------------
                                   PROSPECTUS
                 ---------------------------------------------

                               ROBERTSON STEPHENS
                           DEUTSCHE BANC ALEX. BROWN
                                    SG COWEN

     UNTIL JANUARY 11, 2000, ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                      LOGO

                                3,500,000 SHARES

                                  COMMON STOCK

     OnDisplay, Inc. is offering 3,500,000 shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "ONDS".

                            ------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                            ------------------------

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Public Offering Price.......................................   $28.00     $98,000,000
Underwriting Discounts and Commissions......................   $ 1.96     $ 6,860,000
Proceeds to OnDisplay, Inc..................................   $26.04     $91,140,000

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     OnDisplay has granted the underwriters a 30-day option to purchase up to an additional 525,000 shares of its common stock to cover over-allotments.

                            ------------------------

ROBERTSON STEPHENS INTERNATIONAL                                   DEUTSCHE BANK
                                    SG COWEN

                The date of this prospectus is December 17, 1999

                     UNDERWRITING AND PLAN OF DISTRIBUTION

     The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., Deutsche Bank AG, London Alex. Brown and Societe Generale S.A., have severally agreed with OnDisplay, under the terms and conditions of the underwriting agreement, to purchase the number of shares of common stock set forth opposite their respective names below. The underwriters are committed to purchase and pay for all shares, if any are purchased.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
FleetBoston Robertson Stephens Inc. and BancBoston Robertson
  Stephens International Limited............................  1,400,000
Deutsche Banc Alex. Brown and Deutsche Bank AG, London......  1,225,000
S.G. Cowen Securities Corporation and Societe Generale
  S.A.......................................................    875,000
                                                              ---------
          Total.............................................  3,500,000
                                                              =========

     The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to some dealers at a price less a concession of not more than $1.16 per share, of which $0.10 may be reallowed to other dealers. After the completion of this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

     Over-Allotment Option

     We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 525,000 additional shares of common stock at the same price per share as we will receive for the 3,500,000 shares that the underwriters have agreed to purchase from us. To the extent that the underwriters exercise the option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the total number of shares offered hereby. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the shares are being sold.

     Indemnity

     The underwriting agreement contains covenants of indemnity among the underwriters and OnDisplay against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

     Lock-Up Agreements

     Our stockholders and option holders have agreed, for a period of 180 days after the date of this Prospectus, not to offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any option right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of the shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock, owned as of the date of this prospectus or later acquired directly by the holders or with respect to which they have or later acquire the power of disposition, without the prior written consent of the underwriters. However, the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities covered by lock-up agreements. There are no agreements between the underwriters and any of our shareholders providing consent by the underwriters to the sale of shares prior to the expiration of the lock-up period. In addition, we have agreed that during the lock-up period, we will not, open to some exceptions, issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than OnDisplay's sale of shares in this offering, the issuance of common stock upon the exercise of outstanding options or warrants, and our issuance of option and shares under existing employee stock option and stock purchase plans, without the prior written consent of the underwriters.

     BancBoston Capital Inc. has agreed, for a period of three years after the date of this prospectus, not to offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, or otherwise transfer or dispose of, directly or indirectly, 110,135 shares of OnDisplay capital stock held by it. In addition, 99,949 shares of OnDisplay capital stock held by BancBoston Capital Inc., will be similarly restricted from sale or transfer for a period of four years after the date of this prospectus.

     Future Sales

     In addition, we have agreed that until 180 days after the date of this prospectus, we will not, without prior written consent of FleetBoston Robertson Stephens Inc., with some exceptions, offer, sell, contract to sell or otherwise dispose of any shares of common stock, any options to purchase any share of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of shares of common stock upon the exercise of outstanding options and the grant of options to purchase shares of common stock under existing employee stock option or stock purchase plans. See "Shares Eligible For Future Sale."

     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Reserved Shares

     At our request, some of the underwriters have reserved up to 5.0% of the shares of common stock for sale at the initial public offering price to our directors, officers or employees, and to persons who are otherwise associated with us and our affiliates, and who have advised us of their desire to purchase shares in the offering. In addition, the underwriters intend to reserve, at the initial public offering price, up to 5% of the shares of common stock in this offering for holders of our Series C preferred stock who have contractual rights to participate in the offering. As a result, the number of shares of common stock available for sale to the general public in the offering will be reduced to the extent of sales of shares to any of the persons for whom they have been reserved. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock in the offering. We have agreed to indemnify those underwriters against some liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of these reserved shares.

     No Prior Public Market

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock offered hereby will be determined through negotiations between us and the representatives. Among the factors to be considered in such negotiations are prevailing market conditions, OnDisplay financial information, market valuations of other companies that we and the representatives of the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

     Stabilization

     The representatives have advised us that, pursuant to Regulation M under the Exchange Act, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate

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covering transactions or the imposition of penalty bids which may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by the underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by the underwriter or syndicate member. The representatives have advised us that these transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for OnDisplay by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Some legal matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California. As of September 30, 1999, some members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, directly or through an investment partnership, beneficially owned an aggregate of 43,155 shares of common stock of OnDisplay. Mario M. Rosati, our Secretary, is a member of Wilson Sonsini Goodrich & Rosati.

                                    EXPERTS

     The financial statements of OnDisplay, Inc. at December 31, 1997, and 1998, and September 30, 1999, and for each of the two years in the period ended December 31, 1998, the nine months ended September 30, 1999 and for the period from August 14, 1996 to December 31, 1996 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, LLP, independent accountants, given upon the authority of said firm as experts in accounting and auditing.

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                                      LOGO

                                3,500,000 SHARES
                                  COMMON STOCK

                 ---------------------------------------------
                                   PROSPECTUS
                 ---------------------------------------------

                        ROBERTSON STEPHENS INTERNATIONAL
                                 DEUTSCHE BANK
                                    SG COWEN

     UNTIL JANUARY 11, 2000, ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.